Exhibit 99.3

Execution Version

MAKEMYTRIP LIMITED

AND

THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH

as Trustee

INDENTURE

Dated as of January 14, 2016

4.25% Convertible Notes due 2021

i

Article 9

HOLDERS’ MEETINGS

Section 9.01	Purpose of Meetings	40
Section 9.02	Call of Meetings by Trustee	40
Section 9.03	Call of Meetings by Company or Holders	41
Section 9.04	Qualifications for Voting	41
Section 9.05	Regulations	41
Section 9.06	Voting	42
Section 9.07	No Delay of Rights by Meeting	42

Article 10

SUPPLEMENTAL INDENTURES

Section 10.01	Supplemental Indentures Without Consent of Holders	42
Section 10.02	Supplemental Indentures with Consent of Holders	43
Section 10.03	Effect of Supplemental Indentures	44
Section 10.04	Notation on Notes	44
Section 10.05	Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee	45

Article 11

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01	Company May Consolidate, Etc. on Certain Terms	45
Section 11.02	Successor Corporation to Be Substituted	46
Section 11.03	Opinion of Counsel to Be Given to Trustee	46

Article 12

IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 12.01	Indenture and Notes Solely Corporate Obligations	46

Article 13

INTENTIONALLY OMITTED

Article 14

CONVERSION OF NOTES

Section 14.01	Conversion Privilege	47
Section 14.02	Conversion Procedure; Settlement Upon Conversion	47

Section 17.13	Waiver of Jury Trial	70
Section 17.14	Force Majeure	70
Section 17.15	Calculations	71

EXHIBIT

v

INDENTURE dated as of January 14, 2016 between MAKEMYTRIP LIMITED, a public company incorporated under the Laws of Mauritius with limited liability, as issuer (the “Company”, as more fully set forth in Section 1.01) and THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH, a national banking association, as trustee (the “Trustee”, as more fully set forth in Section 1.01).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 4.25% Convertible Notes due 2021, permanent certificated Notes in registered form issued in denominations of US$1,000,000 principal amount and integral multiples of US$1,000 in excess thereof (the “Notes”), to Ctrip.com International, Ltd., a company incorporated under the Laws of the Cayman Islands (the “Initial Holder”), initially in an aggregate principal amount not to exceed US$180,000,000 pursuant to, subject to the provisions of and in accordance with a Convertible Notes Purchase Agreement, dated January 7, 2016 (the “Purchase Agreement”) between the Company and the Initial Holder, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Forms of Note, the certificate of authentication to be borne by each Note, the Form of Conversion Notice, the Form of Fundamental Change Repurchase Notice, the Form of Founder Departure Repurchase Notice and the Form of Assignment and Transfer are to be substantially in the forms hereinafter provided; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“Additional Ordinary Shares” shall have the meaning specified in Section 14.03(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this Indenture and the Notes, each of the Chairman of the Board of Directors, the Chief Executive Officer of the Company, the Chief Operating Officer of the Company and the Chief Financial Officer of the Company shall be Affiliates of the Company.

“Agents” means the Paying Agent, the Transfer Agent, the Note Registrar and the Conversion Agent.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means, with respect to any Note, any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, State of New York, Singapore, Mauritius, Shanghai, Hong Kong or New Delhi are required by Law to be closed.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.

“Clause A Distribution” shall have the meaning specified in Section 14.04(c).

“Clause B Distribution” shall have the meaning specified in Section 14.04(c).

“Clause C Distribution” shall have the meaning specified in Section 14.04(c).

“close of business” means 5:00 p.m. (Singapore time).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means ordinary share capital or common stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company” shall have the meaning specified in the first paragraph of this Indenture and, subject to the provisions of Article 11, shall include its successors and assigns.

“Conversion Agent” shall have the meaning specified in Section 4.02.

“Conversion Date” shall have the meaning specified in Section 14.02(a).

“Conversion Notice” shall have the meaning specified in Section 14.02(a).

“Conversion Obligation” shall have the meaning specified in Section 14.01.

“Conversion Rate” shall have the meaning specified in Section 14.01.

“Corporate Trust Office” means the principal office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at One Temasek Avenue, #03-01 Millenia Tower, Singapore 039192, Attention: Corporate Trust—MakeMyTrip Limited, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price or Founder Departure Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Distributed Property” shall have the meaning specified in Section 14.04(c).

“Effective Date” shall have the meaning specified in Section 14.03(c).

“Event of Default” shall have the meaning specified in Section 6.01.

“Ex-Dividend Date” means the first date on which the Ordinary Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the Ordinary Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiring Rights” means any rights, options or warrants to purchase Ordinary Shares that expire on or prior to the Maturity Date.

“Form of Assignment and Transfer” shall mean the “Form of Assignment and Transfer” attached herein as Exhibit C.

“Founder” shall have the meaning ascribed to such term in Section 15.01(b).

“Founder Departure” shall have the meaning ascribed to such term in Section 15.01(b).

“Founder Departure Company Notice” shall have the meaning ascribed to such term in Section 15.01(d).

“Founder Departure Repurchase Date” shall have the meaning ascribed to such term in Section 15.01(b).

“Founder Departure Repurchase Notice” shall have the meaning ascribed to such term in Section 15.01(e).

“Founder Departure Repurchase Price” shall have the meaning ascribed to such term in Section 15.01(b).

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries and the employee benefit plans of the Company and its Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of the Company’s Common Equity;

(b) the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares will be converted into cash, securities or other assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than one of the Company’s Subsidiaries; provided, however, that a transaction described in clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction shall not be a Fundamental Change pursuant to this clause (b);

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(d) the Ordinary Shares (or other Common Equity in respect of Common Equity into which the Notes are convertible) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or NASDAQ (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (a) or (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by holders of the Ordinary Shares, excluding cash payments for fractional Ordinary Shares, in connection with such transaction or transactions consists of shares of Common Equity, Ordinary Shares in respect of Common Equity, depositary receipts or other certificates representing Common Equity that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or NASDAQ (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional Ordinary Shares.

“Fundamental Change Company Notice” shall have the meaning specified in Section 15.01(c).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 15.01(b).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 15.01(e).

“Fundamental Change Repurchase Price” shall have the meaning specified in Section 15.01(b).

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Holder”, as applied to any Note, or other similar terms, shall mean any Person in whose name at the time a particular Note is registered on the Note Register, including the Initial Holder or any transferee.

“Initial Holder,” as applied to any Note, shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Interest Payment Date” means January 14 and July 14 of each year, beginning on July 14, 2016.

“Last Reported Sale Price” of the Ordinary Shares on any date means the closing sale price per Ordinary Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NASDAQ (or the principal U.S. national or regional securities exchange on which the Ordinary Shares are traded). If the Ordinary Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the Ordinary Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Ordinary Shares are not so quoted, the “Last Reported Sale Price” shall be the average of the midpoint of the last bid and ask prices for the Ordinary Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Make-Whole Fundamental Change” means (A) any transaction or event described in clauses (a), (b) or (d) of the definition of Fundamental Change set forth above after giving effect to any exceptions to or exclusions from such definition, including in the proviso immediately succeeding clause (d) of the definition thereof, but without regard to the proviso in clause (b) of the definition thereof); (B) the resignation, removal or other forms of departure of either Mr. Deep Kalra or Mr. Rajesh Magow from any of the executive officer positions he holds within the Company or any of the Company’s Subsidiaries without the prior written consent of the Holders of a majority of the aggregate principal amount of the outstanding Notes; or (C) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries and the employee benefit plans of the Company and its Subsidiaries, becoming the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing no less than 45% and no more than 50% of the voting power of the Company’s Common Equity resulting in the Company being consolidated into the financial statements of such “person” or “group” prepared under United States Generally Accepted Accounting Principles shall also constitute a Make-Whole Fundamental Change.

“Maturity Date” means January 14, 2021.

“Merger Event” shall have the meaning specified in Section 14.07(a).

“NASDAQ” means the NASDAQ Global Market.

“Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Note Register” shall have the meaning specified in Section 2.05(a).

“Note Registrar” shall have the meaning specified in Section 2.05(a).

“Officer” means, with respect to the Company, the President, the Chief Executive Officer, the Treasurer, the Secretary, any Executive or Senior Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officers’ Certificate,” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by (a) two Officers of the Company or (b) one Officer of the Company and one of any Assistant Treasurer, any Assistant Secretary or the Controller of the Company. Each such certificate shall include the statements provided for in Section 17.06 if and to the extent required by the provisions of such Section. One of the Officers giving an Officers’ Certificate pursuant to Section 4.09 shall be the principal executive, financial or accounting officer of the Company.

“open of business” means 9:00 a.m. (Singapore time).

“Opinion of Counsel” means an opinion in writing signed by legal counsel and in a form acceptable to the Trustee, who may be counsel to the Company, or other counsel acceptable to the Trustee, that is delivered to the Trustee. Each such opinion shall include the statements provided for in Section 17.06 if and to the extent required by the provisions of such Section 17.06.

“Ordinary Shares” means ordinary shares of the Company, par value US$0.0005 per ordinary share, at the date of this Indenture, subject to Section 14.07.

“Ordinary Share Price” shall have the meaning ascribed to such term in Section 14.03.

“outstanding,” when used with reference to the Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

(a) Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c) Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06;

(d) Notes converted pursuant to Article 14 and required to be cancelled pursuant to Section 2.07; and

(e) Notes repurchased by the Company pursuant to the third sentence of Section 2.08.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Purchase Agreement” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Ordinary Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Ordinary Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Reference Property” and “unit of Reference Property” shall have the meaning specified in Section 14.07(a).

“Regular Record Date,” means, with respect to any Interest Payment Date, January 1 or July 1 (whether or not such day is a Business Day) immediately preceding the applicable Interest Payment Date.

“Regulation S” means Regulation S under the Securities Act or any successor to such regulation.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Securities” shall have the meaning specified in Section 2.05(b).

“Rule 144A” means Rule 144A as promulgated under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“Spin-Off” shall have the meaning specified in Section 14.04(c).

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one (1) or more subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity”, whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with International Financial Reporting Standards, or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Trading Day” means a day on which (i) trading in the Ordinary Shares (or other Company security for which a closing sale price must be determined) generally occurs on the NASDAQ or, if the Ordinary Shares (or such other security) are not then listed on the NASDAQ, on the principal other U.S. national or regional securities exchange on which the Ordinary Shares (or such other security) are then listed or, if the Ordinary Shares (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Ordinary Shares (or such other security) are then traded and (ii) a Last Reported Sale Price for the Ordinary Shares (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Ordinary Shares (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“Trigger Event” shall have the meaning specified in Section 14.04(c).

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“U.S.” means United States.

“US$” or “$” means the United States dollar, the lawful currency of the United States of America.

“U.S. Person” shall have the meaning as such term is defined under Regulation S.

“Valuation Period” shall have the meaning specified in Section 14.04(c).

ARTICLE 2

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01 Designation and Amount. The Notes shall be designated as the “4.25% Convertible Notes due 2021.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to US$180,000,000, subject to Section 2.08 and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 2.05, Section 2.06, Section 2.07, Section 10.04, Section 14.02 and Section 15.03.

Section 2.02 Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the form set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect repurchases, cancellations, conversions, transfer or exchanges permitted hereby. Any endorsement of any Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Note Registrar in such manner and upon instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Founder Departure Repurchase Price or the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, any Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03 Date and Denomination of Notes; Payments of Interest and Defaulted Amounts. (a) The Notes shall be issuable in registered form without coupons in denominations of US$1,000,000 principal amount and integral multiples of US$1,000 in excess thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. Interest shall be payable at the office or agency of the Company maintained by the Company for such purposes in Singapore. All amounts payable on or in respect of any Notes shall be paid to the Holders in U.S. dollars, in immediately available funds on the date that any principal or interest payment is due and payable hereunder. The Company shall make, or cause to be made, such payments of the unpaid principal amount of the Notes, together with accrued and unpaid interest thereon, on each such date to the Holders by wire transfer of immediately available funds to the accounts of the Holders as shown in the Note Register on such payment date. If any such payment date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holders on the relevant payment date but shall accrue interest per annum at 5.00%, subject to the enforceability thereof under applicable Law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company to the Holders, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee in its sole discretion shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be mailed, first-class postage prepaid (at the Company’s expense), to each Holder at its address as it appears in the Note Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so mailed, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c).

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.04 Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual or facsimile signature of its Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or any of its Executive or Senior Vice Presidents. With the delivery of this Indenture, the Company is furnishing, and from time to time thereafter may furnish, a certificate substantially in the form of Exhibit B (an “Authorization Certificate”) identifying and certifying the incumbency and specimen (and/or facsimile) signatures of its active authorized Officers. Until the Trustee receives a subsequent Authorization Certificate, the Trustee shall be entitled to conclusively rely on the last Authorization Certificate delivered to it for purposes of determining the relevant authorized Officers. Typographical and other minor errors or defects in any signature shall not affect the validity or enforceability of any Note which has been duly authenticated and delivered by the Trustee.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes substantially in the form of Exhibit G, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder.

The Company Order shall specify the amount of Notes to be authenticated, the applicable rate at which interest will accrue on such Notes, the date on which the original issuance of such Notes is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such Notes will be payable and the date on which the principal of such Notes will be payable and other terms relating to such Notes. The Trustee shall thereupon authenticate and deliver said Notes to or upon the written order of the Company (as set forth in such Company Order).

The Trustee shall have the right to decline to authenticate and deliver any Notes under this Section (a) unless and until it receives from the Company a Company Order instructing it to so authenticate and deliver such Notes; (b) if the Trustee determines that such action may not lawfully be taken; or (c) if the Trustee determines that such action would expose to Trustee to personal liability, unless indemnity and/or security satisfactory to the Trustee against such liability is provided to the Trustee.

Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the form of Note attached as Exhibit A hereto, executed manually or by facsimile by an authorized officer of the Trustee, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder of such Note is entitled to the benefits of this Indenture.

In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such Person was not such an Officer.

Section 2.05 Exchange and Registration of Transfer of Notes; Restrictions on Transfer. (a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Bank of New York Mellon, Singapore Branch is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and not bearing the restrictive legends required by Section 2.05(b)).

The Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holders making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Notes presented or surrendered for registration of transfer or for exchange, repurchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holders thereof or their attorney-in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Transfer Agent, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer. None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 15.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b) Every Note that bears or is required under this Section 2.05(b) to bear the legend set forth in this Section 2.05(b) (together with any Ordinary Shares represented thereby) delivered upon conversion of the Notes that is required to bear the legend set forth in Section 2.05(c), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(b) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(b) and Section 2.05(c), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Ordinary Shares issued upon conversion thereof, which shall bear the legend set forth in Section 2.05(c), if applicable) shall bear a legend in substantially the following form (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

THIS SECURITY AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS. PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THIS SECURITY AND THE LATEST CLOSING DATE (THE “DISTRIBUTION COMPLIANCE PERIOD”), THIS SECURITY AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION HEREOF MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT

(1) TO MAKEMYTRIP LIMITED (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF;

(2) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT;

(3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THIS SECURITY OR ORDINARY SHARES;

(4) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(5) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EACH HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

Any Note (or security issued in exchange or substitution therefor) as to which such restrictions on transfer shall no longer be applicable as determined according to this Section 2.05(b), upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(b). The Company shall promptly notify the Trustee after a registration statement, if any, with respect to the Notes or the Ordinary Shares issued upon conversion of the Notes has been declared effective under the Securities Act.

(c) Any certificate representing Ordinary Shares issued upon conversion of such Note shall bear a legend in substantially the following form (unless the Note or such Ordinary Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration then in force under the Securities Act or unless otherwise agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Ordinary Shares):

THE ORDINARY SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE DATE THE ORDINARY SHARES REPRESENTED HEREBY ARE ISSUED (THE “DISTRIBUTION COMPLIANCE PERIOD”), THIS SECURITY AND THE ORDINARY SHARES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT

(1) TO MAKEMYTRIP LIMITED (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF;

(2) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT;

(3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THE ORDINARY SHARES;

(4) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(5) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER, THE COMPANY OR ANY OF ITS AGENTS RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EACH HOLDER, BY ITS ACCEPTANCE OF THE ORDINARY SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

Any such Ordinary Shares as to which such restrictions on transfer shall no longer be applicable, as determined in accordance with this Section 2.05(c), have expired in accordance with their terms may, upon surrender of the certificates representing such Ordinary Shares for exchange, be exchanged for a new certificate or certificates for a like aggregate number of Ordinary Shares, which shall not bear the restrictive legend required by this Section 2.05(c).

(d) Any Note or Ordinary Shares delivered upon the conversion or exchange of any Note that is held by any Affiliate of the Company may not be sold by such Affiliate unless registered under the Securities Act or resold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Company shall cause any Note that is repurchased or owned by it to be surrendered to the Trustee for cancellation in accordance with Section 2.07.

Section 2.06 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company and to the Trustee such security and/or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and to the Trustee evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Trustee may authenticate any such substituted Note and deliver the same upon the receipt of such security and/or indemnity as the Trustee and the Company may require. No service charge shall be imposed by the Company, the Transfer Agent, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for required repurchase or is about to be converted in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company and to the Trustee such security and/or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, and the Trustee evidence of their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment or conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment or conversion of negotiable instruments or other securities without their surrender.

Section 2.07 Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes surrendered for the purpose of payment, repurchase, registration of transfer or exchange or conversion, if surrendered to the Paying Agent or any of the Company’s other agents, or any of the Company’s Subsidiaries, to be delivered and surrendered to the Trustee for cancellation. All Notes delivered to the Trustee shall be canceled promptly by it, and no Notes shall be authenticated in exchange thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a certificate of such cancellation and disposition to the Company, at the Company’s written request in a Company Order.

Section 2.08 Repurchases. The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or through its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements. The Company shall cause any Notes so repurchased to be surrendered to the Trustee for cancellation in accordance with Section 2.07. The Company may also enter into cash-settled swaps or other derivatives with respect to the Notes. For the avoidance of doubt, any Notes underlying such cash-settled swaps or other derivatives shall not be required to be surrendered to the Paying Agent for cancellation in accordance with Section 2.07 and will continue to be considered outstanding for purposes of this Indenture, subject to the provisions of Section 8.04.

ARTICLE 3

SATISFACTION AND DISCHARGE

Section 3.01 Satisfaction and Discharge. This Indenture shall upon request of the Company contained in an Officers’ Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.06 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 4.04(d)) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether on the Maturity Date, the Founder Departure Repurchase Date, any Fundamental Change Repurchase Date, upon conversion or otherwise, cash or cash and Ordinary Shares, if any (solely to satisfy the Company’s Conversion Obligation, if applicable), sufficient to pay all of the outstanding Notes and all other sums due and payable under this Indenture by the Company; and (b) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

ARTICLE 4

PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including, if applicable, the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price) of, and accrued and unpaid interest on, the Notes at the respective times and in the manner provided herein.

Section 4.02 Maintenance of Office or Agency. The Company will maintain in Singapore, an office or agency (which will be the Corporate Trust Office initially) where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office or agency of the Trustee in Singapore

The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in Singapore, for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates The Bank of New York Mellon, Singapore Branch, as the Paying Agent, Note Registrar and Conversion Agent and the Corporate Trust Office and the office or agency of the Trustee in Singapore, each shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

Section 4.03 Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04 Provisions as to Paying Agent. (a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i) that it will hold all sums held by it as such agent for the payment of the principal (including the Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes for the benefit of the Holders of the Notes;

(ii) that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held.

The Company shall, by 10:00 a.m., Singapore time, on each due date of the principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) or accrued and unpaid interest and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action. The Paying Agent shall not be bound to make any payment until it has received, in immediately available and cleared funds, an amount which shall be sufficient to pay, as applicable, the aggregate amount of principal (including the Founder Departure Repurchase Price and Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when such principal or interest shall become due and payable. The Paying Agent shall not be responsible or liable for any delay in making the payment if it does not receive funds before 10:00 a.m., Singapore time, on the payment date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held by the Company in trust or by any Paying Agent as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

(d) Any money and Ordinary Shares deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, any Note (or, in the case of Ordinary Shares, in satisfaction of the Conversion Obligation) and remaining unclaimed for two years after such principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) or interest has become due and payable shall be paid or delivered, as the case may be, to the Company on request of the Company contained in an Officers’ Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such money and Ordinary Shares, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 4.05 Existence. Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06 Rule 144A Information Requirement and Annual Reports. (a) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes or any Ordinary Shares deliverable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly, upon written request, provide to the Holder or prospective purchaser of such Notes or the Ordinary Shares deliverable upon conversion of the Note, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of the Notes or Ordinary Shares pursuant to Rule 144A under the Securities Act. The Company shall take such further action as any Holder of the Notes or such Ordinary Shares may reasonably request to the extent from time to time required to enable the Holder to sell the Notes or Ordinary Shares in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

(b) The Company shall provide to the Trustee within 15 days after the same are required to be filed with the Commission, copies of any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any applicable grace period provided by Rule 12b-25 under the Exchange Act). Any such document or report that the Company files with the Commission via the Commission’s EDGAR system shall be deemed to be provided to the Trustee for purposes of this Section 4.06(b) at the time such documents are filed via the EDGAR system.

(c) Delivery of the reports and documents described in subsection (b) above to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute actual or constructive notice or knowledge of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officers’ Certificate).

Section 4.07 No Withholding. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to this Indenture and the Notes, including, but not limited to, payments of principal (including, if applicable, the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price), payments of interest and deliveries of Ordinary Shares (together with payments of cash for any fractional Ordinary Shares) upon conversion of the Notes, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing business or through which payment is made or deemed made (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of Law. For the avoidance of doubt, in the event of such withholding or deduction, the Company shall not be obligated to pay any additional amounts. The Trustee shall be entitled to make any withholding or deduction pursuant to an agreement described in Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof. The Company will provide the Trustee with sufficient information so as to enable the Trustee to determine whether or not it is obliged to make such a withholding or deduction, provided that such information is available to the Company.

Section 4.08 Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of the Notes; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

Section 4.09 Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on March 31, 2016) an Officers’ Certificate stating that a review has been conducted of the Company’s activities under this Indenture and the Company has fulfilled its obligations hereunder, and whether the authorized Officers thereof have knowledge of any Default by the Company that occurred during the previous year that is then continuing and, if so, specifying each such Default and the nature thereof.

In addition, the Company shall deliver to each of the Holders and the Trustee, as soon as possible, and in any event within 30 days after the Company becomes aware of the occurrence of any Default if such Default is then continuing, an Officers’ Certificate setting forth the details of such Default, its status and the action that the Company is taking or proposing to take in respect thereof. None of the Holders or the Trustee shall have any responsibility to take any steps to ascertain whether any Event of Default or Default has occurred, and until (i) each Holder and a Responsible Officer of the Trustee has received an Officer’s Certificate regarding such an occurrence or (ii) the Trustee has received notice from the Holders of at least 25% in aggregate principal amount of the Notes then outstanding regarding such an occurrence, each of the Holder and the Trustee is entitled to assume, without liability, that no Event of Default or Default has occurred.

Section 4.10 Further Instruments and Acts. Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

ARTICLE 5

[RESERVED]

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default. For purposes of the Notes, an “Event of Default” shall be deemed to have occurred if any of the following events occur, whatever the reason or cause for such Event of Default and whether it is voluntary or involuntary or is effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise:

(a) Failure to Pay Principal. The Company defaults in the payment of principal of the Notes when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise;

(b) Failure to Pay Interest. The Company defaults in the payment of interest when any such interest payment becomes due and payable and the default continues for a period of 30 calendar days;

(c) Breach of Certain Notice Obligations. The Company fails for a period of five Business Days to issue a Fundamental Change Company Notice in accordance with Section 15.01(c) or a Founder Departure Company Notice in accordance with Section 15.01(d) or notice of a Make-Whole Fundamental Change in accordance with Section 14.03(a), in each case, when due;

(d) Breach of Conversion Obligation. The Company fails to comply with its obligation to convert all or a portion of the Notes in accordance with Article 14 upon a Holder’s exercise of its conversion rights and such failure continues for a period of five Business Days;

(e) Breach of Article 11. The Company fails to comply with its obligations under Article 11;

(f) Breach of Other Obligations. The Company fails for 60 calendar days after written notice from the Trustee or by the Trustee at the request of the Holders of at least 25% in aggregate principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes;

(g) Cross Default. Any default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$5 million (or the foreign currency equivalent thereof) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (A) resulting in such indebtedness becoming or being declared due and payable or (B) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(h) Adverse Judgment. A final judgment for the payment of US$5 million (or the foreign currency equivalent thereof) or more (excluding any amounts covered by insurance) is rendered against the Company or any Significant Subsidiary of the Company, which judgment is not paid, bonded or otherwise discharged or stayed within 60 calendar days after the earlier of (i) the date on which the right to appeal thereof has expired if no such appeal has commenced and (ii) the date on which all rights to appeal have been extinguished;

(i) Bankruptcy. The Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or all or substantially all of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(j) Involuntary Proceedings. An involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or all or substantially all of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive calendar days.

Section 6.02 Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority), then, and in each and every such case (other than an Event of Default specified in Section 6.01(i) or Section 6.01(j) with respect to the Company or any of its Significant Subsidiaries), unless the principal of all of the Notes shall have already become due and payable, the Trustee may by notice in writing to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04 may by notice in writing to the Company and to the Trustee may, and the Trustee at the request of such Holders accompanied by security and/or indemnity satisfactory to the Trustee shall, declare 100% of the outstanding principal of, and accrued and unpaid interest on, the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. If an Event of Default specified in Section 6.01(i) or Section 6.01(j) with respect to the Company or any of its Significant Subsidiaries occurs and is continuing, 100% of the principal of, and accrued and unpaid interest on, all Notes shall become and shall automatically be immediately due and payable without any action on the part of the Trustee. If an Event of Default occurs and is continuing, all agents of the Company appointed under this Indenture will be required to act on the direction of the Trustee.

The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of accrued and unpaid interest upon all Notes and the outstanding principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable Law, and on such principal at the rate per annum borne by the Notes plus one percent) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.08, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Notes and this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal of, or accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 6.03 Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a) or (b) of Section 6.01 shall have occurred, the Company shall, upon demand of the Trustee acting in its own discretion or at the request of Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04 and subject to indemnity and/or security satisfactory to the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate per annum borne by the Notes at such time plus one percent, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.03, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.08 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders, and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders, and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.04 Application of Monies Collected by Trustee. Any monies collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee under Section 7.06 and any payments due to the Paying Agent, the Conversion Agent and the Note Registrar;

Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on, and any cash due upon conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due upon conversion, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate per annum borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Founder Departure Repurchase Price or Fundamental Change Repurchase Price and any cash due upon conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate per annum borne by the Notes at such time plus one percent, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Founder Departure Repurchase Price or Fundamental Change Repurchase Price and the cash due upon conversion) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Founder Departure Repurchase Price or Fundamental Change Repurchase Price and any cash due upon conversion) and accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company.

Section 6.05 Proceedings by Holders. Except to enforce the contractual right to receive payment of principal (including, if applicable, the Founder Departure Repurchase Price or Fundamental Change Repurchase Price) or interest when due, or the contractual right to receive payment or delivery of the consideration due upon conversion, in each case expressly set forth in the Notes or herein, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c) such Holders shall have offered to the Trustee such security and/or indemnity satisfactory to it against any loss, liability or expense to be incurred therein or thereby;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of security and/or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.08, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holders and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.05, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, the contractual right of any Holder expressly set forth in the Notes or herein to receive payment or delivery, as the case may be, of (x) the principal (including the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price, if applicable) of, (y) accrued and unpaid interest on, and (z) the consideration due upon conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, on or after such respective dates against the Company shall not be amended without the consent of such Holder.

Section 6.06 Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.07 Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.05, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.08 Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with the Notes or this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that would involve the Trustee in personal liability, or if it is not provided with security and/or indemnity to its satisfaction. In addition, the Trustee will not be required to expend its own funds under any circumstances. The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest on, or the principal (including, if applicable, the Founder Departure Repurchase Price or Fundamental Change Repurchase Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.02, (ii) a failure by the Company to pay or deliver, or cause to be delivered, as the case may be, the consideration due upon conversion of the Notes or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected. Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.08, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.09 Notice of Defaults and Events of Default. If a Default or Event of Default occurs and is continuing and is notified in writing to the Trustee, the Trustee shall, within 90 days after the occurrence and continuance of such Default or Event of Default, mail to all Holders (at the Company’s expense) as the names and addresses of such Holders appear upon the Note Register, notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided that the Trustee shall not be deemed to have knowledge of any occurrence of a Default or Event unless it has received written notice. Except in the case of a Default in the payment of the principal of (including the Repurchase Price and the Fundamental Change Repurchase Price, if applicable), or accrued and unpaid interest on, any of the Notes or a Default in the payment or delivery of the consideration due upon conversion, the Trustee shall be protected in withholding such notice if and so long as the Trustee’s board of directors, an executive committee or a committee of Responsible Officers of the Trustee (in its sole discretion) in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 6.10 Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.10 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest on any Note (including, but not limited to, the Repurchase Price and the Fundamental Change Repurchase Price with respect to the Notes being repurchased as provided in this Indenture) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note in accordance with the provisions of Article 14.

ARTICLE 7

CONCERNING THE TRUSTEE

Section 7.01 Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default has occurred that has not been cured or waived the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity and/or security satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence and willful misconduct on the part of the Trustee, the Trustee may conclusively and without liability rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section;

(e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

(f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively and without liability rely on its failure to receive such notice as reason to act as if no such event occurred; and

(g) in the event that the Trustee is also acting as Note Registrar, Paying Agent, Conversion Agent or Transfer Agent hereunder, the rights, immunities and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Note Registrar, Paying Agent, Conversion Agent or Transfer Agent;

(h) the Trustee shall have no duty to inquire, no duty to determine and no duty to monitor as to the performance of the Company’s covenants in this Indenture or the financial performance of the Company; the Trustee shall be entitled to assume, until it has received written notice in accordance with this Indenture that the Company is properly performing its duties hereunder; and

(i) the Trustee shall be under no obligation to enforce any of the provisions of this Indenture unless it is instructed by Holders of at least 25% of the aggregate principal amount of outstanding Notes and is provided with security and/or indemnity satisfactory to it.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

Section 7.02 Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 7.01:

(a) the Trustee may conclusively and without liability rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, Note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(e) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, delegates, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, delegate, representative, custodian, nominee or attorney appointed by it with due care hereunder;

(f) the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(g) under no circumstances and notwithstanding any contrary provision included herein, neither the Trustee, the Paying Agent, the Conversion Agent nor the Note Registrar shall be responsible or liable for special, indirect, punitive, or consequential damages or loss of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether any of them have been advised of the likelihood of such loss or damage and regardless of the form of action; this provision shall remain in full force and effect notwithstanding the discharge of the Notes, the termination of this Indenture or the resignation, replacement or removal of the Trustee, the Paying Agent, the Conversion Agent and the Note Registrar; and

(h) the Trustee, the Paying Agent, the Conversion Agent and the Note Registrar may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction or, to the extent applicable, of New York; furthermore, the Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or New York or if, in its opinion based on such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or in New York or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

(i) The Company understands that The Bank of New York Mellon Corporation is a global financial organization that operates in and provides services and products to clients through affiliates and subsidiaries located in multiple jurisdictions (the “BNY Mellon Group”). The Company also understands that the BNY Mellon Group may centralize in one or more affiliates or subsidiaries certain activities, including, but not limited to, audit, administration, risk management, legal, sales, relationship management, and the storage and analysis of data regarding the Company. Consequently, the Company hereby consents and authorizes the Trustee and each Agent, in the course of performance of its duties as Trustee and Agents hereunder, to disclose to other members of the BNY Mellon Group data regarding the Company pursuant to this Indenture solely to the extent necessary to allow it to perform such duties, it being understood that no such affiliate or subsidiary may use such data for any other purpose without the prior consent of the Company.

(j) Before the Trustee registers a potential Holder to the Note Register, such potential Holder shall promptly upon the reasonable request of the Trustee and the Paying Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Trustee and the Paying Agent to conduct any “know your customer” or other similar procedures under applicable laws and regulations concerning money laundering or terrorism. Each Holder shall be required to provide (a) the information required to complete Exhibit E in respect of such Holder and additional information of similar nature reasonably requested by the Trustee and the Paying Agent and (b) an incumbency certificate to the Trustee and the Paying Agent in the form attached as Exhibit F hereto.

Section 7.03 No Responsibility for Recitals, Etc. The recitals, statements, warranties and representations contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the accuracy or correctness of the same or the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture. Notwithstanding the generality of the foregoing, each Holder shall be solely responsible for making its own independent appraisal of, and investigation into, the financial condition, creditworthiness, condition, affairs, status and nature of the Company, and the Trustee shall not at any time have any responsibility for the same and each Holder shall not rely on the Trustee in respect thereof.

Section 7.04 Trustee, Paying Agents, Conversion Agents or Note Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent, Conversion Agent or Note Registrar, and nothing herein shall obligate any of them to account for any profits earned from any business or transactional relationship.

Section 7.05 Monies and Ordinary Shares to Be Held in Trust. All monies and Ordinary Shares received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and Ordinary Shares held by the Trustee in trust or by the Paying Agent hereunder need not be segregated from other funds except to the extent required by law. Neither the Trustee nor the Paying Agent shall be under any liability for interest on any money or Ordinary Shares received by it hereunder.

Section 7.06 Compensation and Expenses of Trustee. (a) The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by its gross negligence or willful misconduct. The Company also covenants to indemnify the Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith, and to hold it harmless against, any loss, claim, damage, liability or expense incurred without gross negligence or willful misconduct on the part of the Trustee, its officers, directors, agents or employees, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company of its obligations hereunder. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.04, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The indemnity under this Section 7.06(a) is payable upon demand by the Trustee. The obligation of the Company under this Section 7.06(a) shall survive the satisfaction and discharge of the Notes, the termination of this Indenture and the resignation or removal or the Trustee. The indemnification provided in this Section 7.06(a) shall extend to the officers, directors, agents and employees of the Trustee. Subject to Section 7.02(e), any negligence or misconduct of any agent, delegate, attorney or representative, in each case, of the Trustee, shall not affect indemnification of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents incur expenses or render services after an Event of Default specified in Section 6.01(i) or Section 6.01(j) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws. If a Default or Event of Default shall have occurred or if the Trustee finds it expedient or necessary or is requested by the Company and/or the Holders to undertake duties which are of an exceptional nature or otherwise outside the scope of the Trustee’s normal duties under this Indenture, the Company will pay such additional remuneration as the Company and the Trustee may separately agree in writing.

(b) The Paying Agent, the Conversion Agent, the Note Registrar and the Transfer Agent shall be entitled to the compensation to be agreed upon in writing with the Company for all services rendered by it under this Indenture, and the Company agrees promptly to pay such compensation and to reimburse the Paying Agent, the Conversion Agent, the Note Registrar and the Transfer Agent for its out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by it in connection with the services rendered by it under this Indenture. The Company hereby agrees to indemnify the Paying Agent, the Conversion Agent, the Note Registrar and the Transfer Agent and their respective officers, directors, agents and employees and any successors thereto for, and to hold it harmless against, any loss, liability or expense (including reasonable fees and expenses of counsel) incurred without gross negligence or willful misconduct on its part arising out of or in connection with its acting as the Paying Agent, the Conversion Agent, the Note Registrar and the Transfer Agent hereunder. The obligations of the Company under this paragraph (b) shall survive the payment of the Notes, the termination of the Indenture and the resignation or removal of the Paying Agent, the Conversion Agent, the Note Registrar and the Transfer Agent.

Section 7.07 Officers’ Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such Officers’ Certificate shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08 Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least US$50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 7.09 Resignation or Removal of Trustee. (a) The Trustee may at any time resign by giving 60 days written notice of such resignation to the Company and by mailing notice thereof to the Holders at their addresses as they shall appear on the Note Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 60 days after the mailing of such notice of resignation to the Holders, the resigning Trustee may appoint a successor trustee on behalf of and at the expense of the Company or it may, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Note or Notes for at least six months may, subject to the provisions of Section 6.10, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.10, any Holder who has been a bona fide holder of a Note or Notes for at least six months may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 8.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

Section 7.10 Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due to it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall mail or cause to be mailed notice of the succession of such trustee hereunder to the Holders at their addresses as they shall appear on the Note Register. If the Company fails to mail such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Company.

Section 7.11 Succession by Merger, Etc. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12 Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer that the Company has indicated to the Trustee should receive such application actually receives such application, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

ARTICLE 8

CONCERNING THE HOLDERS

Section 8.01 Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may fix, but shall not be required to, in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action.

Section 8.02 Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03 Who Are Deemed Absolute Owners. The Company, the Trustee, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal of and (subject to Section 2.03) accrued and unpaid interest on such Note, for the purpose of conversion of such Note and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or Ordinary Shares so paid or delivered, effectual to satisfy and discharge the liability for monies payable or Ordinary Shares deliverable upon any such Note.

Section 8.04 Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company, by any Subsidiary thereof or by any Affiliate of the Company or any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes in respect of which a Responsible Officer is notified in writing shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish its right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary thereof or an Affiliate of the Company or a Subsidiary thereof. For the purposes of this Section 8.04 only, “Affiliate” excludes persons who are Affiliates of the Company solely due to the holding of the Notes. Within five days of acquisition of the Notes by any of the above described persons or entities, the Company shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05 Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by any Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE 9

HOLDERS’ MEETINGS

Section 9.01 Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.01; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

Section 9.02 Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be mailed to Holders of such Notes at their addresses as they shall appear on the Note Register. Such notice shall also be mailed to the Company. Such notices shall be mailed not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03 Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by mailing notice thereof as provided in Section 9.02.

Section 9.04 Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05 Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each US$1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Minutes shall be made of all resolutions and proceedings at every meeting and, if purporting to be signed by the chairman of that meeting or of the next succeeding meeting of Holders of the Notes, shall be conclusive evidence of the matters in them. Until the contrary is proved every meeting for which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

Section 9.06 Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 9.02. The record shall show the principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07 No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes.

ARTICLE 10

SUPPLEMENTAL INDENTURES

Section 10.01 Supplemental Indentures Without Consent of Holders. The Company, when authorized by the resolutions of the Board of Directors, and the Trustee, at the Company’s expense and direction, may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(a)	to cure any ambiguity, omission, defect or inconsistency;

(b)	to provide for the assumption by a Successor Company of the obligations of the Company under this Indenture pursuant to Article 11;

(c)	to add guarantees with respect to the Notes;

(d)	to secure the Notes;

(e)	to add to the covenants or Events of Defaults of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f)	upon the occurrence of any transaction or event described in Section 14.07(a), to (i) provide that the Notes are convertible into Reference Property, subject to Section 14.02, and (ii) effect the related changes to the terms of the Notes described under Section 14.07(a), in each case, in accordance with Section 14.07; or

(g)	to make any change that does not adversely affect the rights of any Holder.

Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise. The Trustee shall be entitled to seek an Opinion of Counsel, at the Company’s expense, that any such supplemental indenture is authorized and permitted by the terms of this Indenture and not contrary to law.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02 Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company, when authorized by the resolutions of the Board of Directors, and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a) reduce the amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or extend the stated time for payment of interest on any Note;

(c) reduce the principal of or extend the Maturity Date of any Note;

(d) make any change that adversely affects the conversion rights of any Notes;

(e) reduce the Repurchase Price payable on the Repurchase Date or the Fundamental Change Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(f) make any Note payable in a currency other than U.S. dollars;

(g) change the ranking of the Notes;

(h) amend the contractual right expressly set forth in the Notes of any Holder to receive payment of principal and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Note; or

(i) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.08.

Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.04, the Trustee shall join with the Company in the execution of such supplemental indenture unless (i) the Trustee has not received an Opinion of Counsel reasonably satisfactory to it that such supplemental indenture is authorized and permitted by the terms of this Indenture and not contrary to law or (ii) such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any supplemental indenture becomes effective under Section 10.01 or Section 10.02, the Company shall mail to the Holders a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04 Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05 Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 17.06, the Trustee shall receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture and is not contrary to Law.

ARTICLE 11

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01 Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another Person, unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of the United States of America, any State thereof, the District of Columbia, the Cayman Islands, the British Virgin Islands, Mauritius, Bermuda or Hong Kong and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, all of the obligations of the Company under the Notes and this Indenture; and

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture.

For purposes of this Section 11.01, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

Section 11.02 Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company, by supplemental indenture, duly executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture and the Notes to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause to be signed, and may re-issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so re-issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be re-issued as may be appropriate.

Section 11.03 Opinion of Counsel to Be Given to Trustee. No consolidation, merger, sale, conveyance, transfer or lease shall be effective unless the Trustee shall receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, merger, sale, conveyance, transfer or lease and any such assumption and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the provisions of this Article 11.

ARTICLE 12

IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 12.01 Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

ARTICLE 13

INTENTIONALLY OMITTED

ARTICLE 14

CONVERSION OF NOTES

Section 14.01 Conversion Privilege. Subject to and upon compliance with the provisions of this Article 14, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion of such Notes to the Company’s fully paid Ordinary Shares at any time prior to the close of business on the second Business Day immediately preceding the Maturity Date. Subject to adjustments as provided in this Article 14, the initial conversion price shall be US$21.45 per Ordinary Share, representing an initial conversion rate of 46.62 Ordinary Shares (subject to adjustment as provided in this Article 14, the “Conversion Rate”) per US$1,000 principal amount of Notes (subject to the settlement provisions of Section 14.02, the “Conversion Obligation”).

Section 14.02 Conversion Procedure; Settlement Upon Conversion.

(a) Subject to Section 14.02(c), each Note shall be deemed to have been converted on the Business Day (the “Conversion Date”) that the converting Holder has delivered a duly completed irrevocable written notice (the “Conversion Notice”), substantively in the form of Exhibit D attached hereto, and the relevant Note for cancellation to the Conversion Agent. The Conversion Agent shall then promptly provide a copy of such Conversion Notice to the Company. Within three Business Days after the delivery of the Note and the Conversion Notice to the Conversion Agent, the Company shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to this Article 14, (ii) if required by applicable Law, deliver to the Holder certificate(s) representing the number of Ordinary Shares delivered upon each such conversion and (iii) subject to Section 14.02(c), cancel (or cause the cancellation of) the Note. No Conversion Notice may be delivered and the Note may not be surrendered by a Holder for conversion thereof if the Holder has also delivered a Fundamental Change Repurchase Notice or a Founder Departure Repurchase Notice to the Conversion Agent in respect of the Note and not validly withdrawn such Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice in accordance with Article 15.

(b) The Company shall not issue any fractional Ordinary Share upon conversion of a Note and shall instead pay cash, within three Business Day immediately following the relevant Conversion Date, in lieu of any fractional Ordinary Share deliverable upon conversion based on the Last Reported Sale Price of the Ordinary Shares on the relevant Conversion Date.

(c) In the event any Holder surrenders any Notes pursuant to Section 14.02(a) for partial conversion, the Company shall, in addition to cancelling (or causing the cancellation of) the relevant Note(s) upon such surrender, execute and deliver, or procure to be delivered, to the Holder a new Note in authorized denominations and in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(d) If any Holder submits any Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issuance of the Ordinary Shares upon such conversion of the Note, unless the tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the Ordinary Shares being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(e) The converting Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Company’s settlement of each conversion pursuant to this Article 14 shall be deemed to satisfy in full its obligation to pay the principal amount of a Note converted and accrued and unpaid interest thereon, if any, to, but not including, the relevant Conversion Date. As a result, such accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if the Notes are converted after the close of business on a Regular Record Date, the Holders of such notes as of the close of business on such Regular Record Date will receive the full amount of interest payable on the Notes on the corresponding Interest Payment Date notwithstanding the pending conversion for so long as it remains a Holder of the Notes and there remains outstanding principal. Any issuance of Ordinary Shares upon conversion of a Note during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Note; provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date, (2) if the Company has specified a Fundamental Change Repurchase Date or a Founder Departure Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date or (3) to the extent of any Defaulted Amounts, if any Defaulted Amounts exist at the time of conversion with respect to such Note.

(f) Except as provided in Section 14.04, no adjustment shall be made for dividends on any Ordinary Shares issued upon any conversion of the Notes as provided in this Article 14.

Section 14.03 Increased Conversion Rate Applicable to Make-Whole Fundamental Changes. (a) If a Make-Whole Fundamental Change occurs prior to the Maturity Date and a Holder elects to convert its Notes in connection with such Make-Whole Fundamental Change, the Company shall, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Ordinary Shares (the “Additional Ordinary Shares”), as described below. A conversion of the Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Conversion Notice is received by the Conversion Agent from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the second Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change). The Company shall provide written notification to Holders and the Trustee of the Effective Date of any Make-Whole Fundamental Change and issue a press release announcing such Effective Date no later than five Business Days after such Effective Date.

(b) Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change, the Company shall cause to be delivered Ordinary Shares, including the Additional Ordinary Shares, in accordance with Section 14.02; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the Conversion Obligation shall be calculated based solely on the Ordinary Share Price for the transaction and shall be deemed to be an amount of cash per US$1,000 principal amount of converted Notes equal to the Conversion Rate (including any adjustment for Additional Ordinary Shares), multiplied by such Ordinary Share Price.

(c) The number of Additional Ordinary Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (the “Effective Date”) and the price (the “Ordinary Share Price”) paid (or deemed to be paid) per Ordinary Share in the Make-Whole Fundamental Change. If the holders of the Ordinary Shares receive in exchange for their Ordinary Shares only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Ordinary Share Price shall be the cash amount paid per Ordinary Share. Otherwise, the Ordinary Share Price shall be the average of the Last Reported Sale Prices of the Ordinary Shares over the five Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change.

(d) The Ordinary Share Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Notes is otherwise adjusted. The adjusted Ordinary Share Prices shall equal the Ordinary Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Ordinary Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Ordinary Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 14.04.

(e) The following table sets forth the number of Additional Ordinary Shares to be received per US$1,000 principal amount of Notes pursuant to this Section 14.03 for each Ordinary Share Price and Effective Date set forth below:

Effective Date	Ordinary Share Price
	$16.50	$19.00	$21.45	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
1/14/2016	13.9860	10.7721	8.7249	6.8296	5.2570	4.2937	3.6320	2.7596	2.1962	1.6385	1.0827
1/14/2017	13.9860	9.7300	7.6559	5.8284	4.4063	3.5797	3.0260	2.3036	1.8375	1.3756	0.9147
1/14/2018	13.9860	8.6868	6.5161	4.7328	3.4773	2.8054	2.3715	1.8106	1.4482	1.0879	0.7281
1/14/2019	13.9860	7.6263	5.2359	3.4764	2.4370	1.9546	1.6560	1.2702	1.0187	0.7679	0.5172
1/14/2020	13.9860	6.5268	3.6424	1.9368	1.2607	1.0180	0.8690	0.6704	0.5390	0.4076	0.2762
1/14/2021	13.9860	6.0116	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Ordinary Share Prices and Effective Dates may not be set forth in the table above, in which case:

(i) if the Ordinary Share Price is between two Ordinary Share Prices in the table above or the Effective Date is between two Effective Dates in the table, the number of Additional Ordinary Shares shall be determined by a straight-line interpolation between the number of Additional Ordinary Shares set forth for the higher and lower Ordinary Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii) if the Ordinary Share Price is greater than US$100.00 per Ordinary Share (subject to adjustment in the same manner as the Ordinary Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), the number of Additional Ordinary Shares shall be determined by linear extrapolation of the decrease in the number of Additional Ordinary Shares between the Ordinary Share Prices of the 2nd highest price in the table and highest price in the table; and

(iii) if the Ordinary Share Price is less than US$16.50 per Ordinary Share (subject to adjustment in the same manner as the Ordinary Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), , the number of Additional Ordinary Shares shall be determined by linear extrapolation of the increase in the number of Additional Ordinary Shares between the Ordinary Share Prices of the 2nd lowest price in the table and lowest price in the table.

Nothing in this Section 14.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 14.04.

Section 14.04 Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Notes participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of the Ordinary Shares and solely as a result of holding the Notes, in any of the transactions described in this Section 14.04, without having to convert the Notes, as if they held a number of Ordinary Shares equal to the Conversion Rate, multiplied by the principal amount of the Notes held by the Holders. Neither the Trustee nor the Conversion Agent shall have any responsibility to monitor the accuracy of any calculation to adjustment of the Conversion Rate and the same shall be conclusive and binding on the Holders, absent manifest error. Notice of such adjustment to the Conversion Rate shall be given by the Company promptly to the Holders, the Trustee and the Paying Agent and Conversion Agent and shall be conclusive and binding on the Holders, absent manifest error.

(a) If the Company exclusively issues Ordinary Shares as a dividend or distribution on the Ordinary Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares of such dividend or distribution, or immediately prior to the close of business on the effective date of such share split or share combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date or immediately after the close of business on such effective date, as applicable;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the close of business on such effective date, as applicable; and

OS1	=	the number of Ordinary Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 14.04 shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 14.04 is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b) If the Company issues to all or substantially all holders of the Ordinary Shares any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Ordinary Shares at a price per Ordinary Share that is less than the average of the Last Reported Sale Prices of the Ordinary Shares, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such issuance;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date;

X	=	the total number of Ordinary Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Ordinary Shares equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.04 shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such issuance. To the extent that Ordinary Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such the Record Date for the Ordinary Shares for such issuance had not occurred.

For purposes of this Section 14.04, in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Ordinary Shares at a price per Ordinary Share that is less than such average of the Last Reported Sale Prices of the Ordinary Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Ordinary Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Ordinary Shares, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 14.04(a) or Section 14.04(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 14.04(d), and (iii) Spin-Offs as to which the provisions set forth below in this Section 14.04(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Ordinary Share on the Record Date for the Ordinary Shares for such distribution.

Any increase made under the portion of this Section 14.04(c) above shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holders shall receive, in respect of each US$1,000 principal amount thereof, at the same time and upon the same terms as holders of the Ordinary Shares receive the Distributed Property, the amount and kind of Distributed Property the Holders would have received if the Holders owned a number of Ordinary Shares equal to the Conversion Rate in effect on the Record Date for the Ordinary Shares for the distribution.

With respect to an adjustment pursuant to this Section 14.04(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR1	=	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0	=	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Ordinary Shares applicable to one Ordinary Share (determined by reference to the definition of Last Reported Sale Price as if references therein to the Ordinary Shares were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall occur on the last Trading Day of the Valuation Period; provided that in respect of any conversion during the Valuation Period, references in the portion of this Section 14.04(c) related to Spin-Offs to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 14.04(c) (and subject in all respect to Section 14.12), rights, options or warrants distributed by the Company to all holders of the Ordinary Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Ordinary Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 14.04(c) (and no adjustment to the Conversion Rate under this Section 14.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 14.04(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Note, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 14.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Ordinary Share redemption or purchase price received by a holder or holders of Ordinary Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Ordinary Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 14.04(a), Section 14.04(b) and this Section 14.04(c), any dividend or distribution to which this Section 14.04 is applicable that also includes one or both of:

(A) a dividend or distribution of Ordinary Shares to which Section 14.04(a) is applicable (the “Clause A Distribution”); or

(B) a dividend or distribution of rights, options or warrants to which Section 14.04(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 14.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 14.04(a) and Section 14.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Ordinary Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date or immediately after the open of business on such effective date, as applicable” within the meaning of Section 14.04(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 14.04(b).

(d) If any cash dividend or distribution is made to all or substantially all holders of the Ordinary Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the Last Reported Sale Price of the Ordinary Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per Ordinary Share the Company distributes to all or substantially all holders of the Ordinary Shares.

Any increase pursuant to this Section 14.04(d) shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holders shall receive, for each US$1,000 principal amount of the Note, at the same time and upon the same terms as holders of the Ordinary Shares, the amount of cash that the Holders would have received if the Holders owned a number of Ordinary Shares equal to the Conversion Rate on the Record Date for the Ordinary Shares for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Ordinary Shares, to the extent that the cash and value of any other consideration included in the payment per Ordinary Share exceeds the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Ordinary Shares purchased in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Ordinary Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 14.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the expiration date of any tender or exchange offer, references in this Section 14.04(e)with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender or exchange offer to, and including, the Conversion Date in determining the Conversion Rate. No adjustment to the Conversion Rate under this Section 14.04(e) shall be made if such adjustment would result in a decrease in the Conversion Rate.

(f) To the extent that the Company has a rights plan in effect upon any conversion of the Notes, each Ordinary Share delivered upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Ordinary Shares delivered upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion, the rights have separated from the Ordinary Shares in accordance with the provisions of the applicable stockholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Ordinary Shares Distributed Property as provided in Section 14.04(e), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(g) Notwithstanding this Section 14.04 or any other provision of the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date, and a Holder has converted the Notes it holds on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of the Ordinary Shares as of the related Conversion Date as described under Section 14.02(a) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 14.04, the Conversion Rate adjustment relating to such Ex-Dividend Date shall not be made for such Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the Ordinary Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or the right to purchase Ordinary Shares or such convertible or exchangeable securities.

(i) In addition to those adjustments required by subsections (a), (b), (c), (d) and (e) of this Section 14.04, and to the extent permitted by applicable Law and subject to the applicable rules of the NASDAQ and any other securities exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest, and the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of the Ordinary Shares or rights to purchase Ordinary Shares in connection with a dividend or distribution of Ordinary Shares (or rights to acquire Ordinary Shares) or similar event.

(j) Notwithstanding anything to the contrary in this Section 14.04, the Conversion Rate shall not be adjusted:

(i) upon the issuance of any Ordinary Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Ordinary Shares under any plan;

(ii) upon the issuance of any Ordinary Shares or options or rights to purchase those Ordinary Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

(iii) upon the issuance of any Ordinary Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Notes were first issued;

(iv) upon the repurchase of any Ordinary Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the type described in Section 14.04(e) above, including structured or derivative transactions;

(v) solely for a change in the par value of the Ordinary Shares; or

(vi) for accrued and unpaid interest, if any.

(k) All calculations and other determinations under this Section 14.04, shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of an Ordinary Share.

(l) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall promptly prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the Trustee, the Conversion Agent and the Holder.

(m) For purposes of this Section 14.04, the number of Ordinary Shares at any time outstanding shall not include Ordinary Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company, but shall include Ordinary Shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares.

(n) For purposes of this Section 14.04, the “effective date” means the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

Section 14.05 Adjustments of Prices. Whenever any provision of the Notes requires the Company to calculate the Last Reported Sale Prices or the Ordinary Share Price for purposes of a Make-Whole Fundamental Change over a span of multiple days, the Board of Directors shall make appropriate adjustments to each account for any adjustment to the Conversion Rate that becomes effective pursuant to Section 14.04, or any event requiring an adjustment to the Conversion Rate pursuant to Section 14.04 where the Record Date, effective date or expiration date, as the case may be, of the event occurs, at any time during the period when such Last Reported Sale Prices or Ordinary Share Prices are to be calculated.

Section 14.06 Ordinary Shares to Be Fully Paid. The Company shall provide, free from preemptive rights, out of its authorized but unissued Ordinary Shares or Ordinary Shares held in treasury, a sufficient number of Ordinary Shares that corresponds to the number of Ordinary Shares due upon conversion of the Notes from time to time as such Notes are presented for conversion (assuming that at the time of computation of such number of Ordinary Shares, all such Notes would be converted by a single Holder).

Section 14.07 Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination),

(ii) any consolidation, merger, combination or similar transaction involving the Company,

(iii) any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety or

(iv) any statutory share exchange,

in each case, as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.02(d) providing that, at and after the effective time of such Merger Event, the right to convert the Notes shall be changed into a right to convert the Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property”, with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Ordinary Share is entitled to receive) upon such Merger Event; provided, however, that at and after the effective time of the Merger Event the number of Ordinary Shares otherwise deliverable upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have been entitled to receive in such Merger Event.

If the Merger Event causes the Ordinary Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of holder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares that affirmatively make such an election, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Ordinary Share. The Company shall provide written notice to Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

Such amendment described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is practicable to the adjustments provided for in this Article 14 (it being understood that no such adjustments shall be required with respect to any portion of the Reference Property that does not consist of shares of Common Equity (however evidenced) or depositary receipts in respect thereof). If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Company or the successor or purchasing Person, as the case may be, in such Merger Event, then such other Person shall also execute such amendment, and such amendment shall contain such additional provisions to protect the interests of the Holders of the Notes, including, as appropriate, the right of Holders to require the Company to repurchase their Notes upon a Fundamental Change or Founder Departure pursuant to Section 15.01 and the right of Holders to require the Company to repurchase their Notes on the Fundamental Change Repurchase Date or the Founder Departure Repurchase Date pursuant to Section 15.01, as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b) The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 14.07. None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into Ordinary Shares as set forth in Section 14.01 and Section 14.02 prior to the effective date of such Merger Event.

(c) The above provisions of this Section shall similarly apply to successive Merger Events.

Section 14.08 No Adjustment. Notwithstanding anything herein to the contrary, except with respect to share consolidations pursuant to Section 14.04(a), no adjustment under this Article 14 shall be required to be made to the Conversion Rate if the Company receives written notice from the Holders that no such adjustment is required The Company may, nonetheless, choose to make such adjustment if required under the applicable Law or as determined by the Board of Directors.

Section 14.09 Certain Covenants. (a) The Company covenants that all Ordinary Shares delivered upon conversion of the Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company covenants that, if any Ordinary Shares to be provided for the purpose of conversion of Notes hereunder, require registration with or approval of any governmental authority under any U.S. federal or state law before such Ordinary Shares may be validly issued upon conversion, the Company will, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

(c) The Company further covenants that, for as long as the Ordinary Shares are listed on the NASDAQ or any other national securities exchange or automated quotation system, the Company will list and keep listed, so long as the Ordinary Shares shall be so listed on such exchange or automated quotation system, any Ordinary Shares deliverable upon any conversion of this Note.

(d) The Company further covenants to take all actions and obtain all approvals and registrations required with respect to any conversion of the Notes into Ordinary Shares. The Company shall ensure that Ordinary Shares can be delivered in accordance with the terms of the Notes upon any conversion hereunder. In addition, the Company further covenants to provide each of the Holders with a reasonably detailed description of the mechanics for the delivery of Ordinary Shares upon any conversion of the Notes upon request.

(e) The parties hereto acknowledge and agree that the Holders may only resell the Notes, the Ordinary Shares delivered upon conversion of all or any portion of the Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Section 14.10 Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Ordinary Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion, the accuracy or inaccuracy of any mathematical calculation or formulae under this Indenture, whether by the Company or any Person so authorized by the Company for such purpose under this Indenture or the failure by the Company to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of Ordinary Shares or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 14.11 Notice to Holders Prior to Certain Actions. In case of any:

(a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 14.04 or Section 14.11;

(b) Merger Event; or

(c) voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of the Notes), the Company shall deliver a written notice the Holders, as promptly as possible but in any event at least 20 calendar days prior to the applicable date hereinafter specified, stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Ordinary Shares of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up.

Section 14.12 Stockholder Rights Plans. To the extent that the Company has a rights plan in effect upon any conversion of the Notes, each Ordinary Share delivered upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Ordinary Shares delivered upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion, the rights have separated from the Ordinary Shares in accordance with the provisions of the applicable stockholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Ordinary Shares Distributed Property as provided in Section 14.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

ARTICLE 15

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 15.01 Repurchase at Option of Holders.

(a) Repurchase Upon Fundamental Change. If a Fundamental Change occurs at any time, each of the Holders shall have the right, at its option, to require the Company to repurchase for cash all of the Notes or any portion thereof that is equal to at least US$16,000,000 or such lesser amount then held by such Holder on the date (the “Fundamental Change Repurchase Date”) notified in writing by the Company as set forth in Section 15.01(e) that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to the Holder as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 15.

(b) Repurchase Upon Founder Departure. If, at any time prior to January 22, 2019, either Mr. Deep Kalra or Mr. Rajesh Magow (each, a “Founder”) resigns, is removed from or otherwise departs from any of the executive officer positions he holds within the Company or any of the Company’s Subsidiaries (such resignation, removal or departure, a “Founder Departure”) without the prior written consent of the Holders of a majority of the aggregate principal amount of the outstanding Notes, beginning on January 22, 2019, each Holder shall have the right, at its option, to require the Company to repurchase for cash all of its Notes or any portion thereof that is equal to at least US$16,000,000 or such lesser amount then held by such Holder, for once only, on the date that is ten Business Days after January 22, 2019 (the “Founder Departure Repurchase Date”), at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Founder Departure Repurchase Date (the “Founder Departure Repurchase Price”).

(c) Fundamental Change Company Notice. On or before the 20th calendar day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Holders a written notice (the “Fundamental Change Company Notice”) by first class mail of the occurrence of the effective date of the Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the date of the Fundamental Change;

(iii) the last date on which the Holders may exercise the repurchase right pursuant to this Article 15;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(vii) that the Notes may be converted by a Holder only if any Fundamental Change Repurchase Notice that has been delivered by a Holder has been withdrawn in accordance with the terms of the Notes; and

(viii) the procedures that the Holders must follow to require the Company to repurchase the Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Article 15.

At the Company’s request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Company Notice shall be prepared by the Company.

(d) Founder Departure Company Notice. On or before the 20th calendar day after the occurrence of the effective date of a Founder Departure, the Company shall provide to Trustee and the Holders a written notice (the “Founder Departure Company Notice”) by first class mail of the occurrence of the effective date of the Founder Departure and of the repurchase right at the option of the Holders arising as a result thereof. Each Founder Departure Company Notice shall specify:

(i) the name(s) of the Founder(s) who has resigned, been removed from or otherwise departed from any of the positions he holds within the Company or any of the Company’s Subsidiaries;

(ii) the effective date of such resignation, removal or departure;

(iii) that the Notes may be converted only if any Founder Departure Repurchase Notice that has been delivered by the Holders has been withdrawn in accordance with the terms of the Notes;

(iv) the Founder Departure Repurchase Date;

(v) the Founder Departure Repurchase Price; and

(vi) the procedures that the Holders must follow to require the Company to repurchase the Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Article 15.

At the Company’s request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Company Notice shall be prepared by the Company.

(e) Repurchases of Notes under this Section 15.01 shall be made, at the option of each Holder thereof, upon:

(A) delivery by the Holder requesting the repurchase to the Trustee of (A) a duly completed notice , in the form attached to Exhibit A herein (the “Fundamental Change Repurchase Notice”), on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or (B) a duly completed notice, in the form attached to Exhibit A herein (the “Founder Departure Repurchase Notice”), on or before the close of business on the second Business Day immediately preceding the Founder Departure Repurchase Date; and

(B) delivery of the Notes to the Company at any time after delivery of the Fundamental Change Repurchase Notice or the Founder Departure Repurchase Notice, as applicable (together with all necessary endorsements for transfer), such delivery being a condition to receipt by the Holder requesting the repurchase of the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price, as applicable, therefor.

(f) Each Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice delivered pursuant to this Section 15.01 shall state (a) the portion of the principal amount of the Notes to be repurchased, which must be at least US$16,000,000 or such lesser amount then held by the Holder and (ii) that the Notes is to be repurchased by the Company pursuant to the applicable provisions of the Notes.

(g) Notwithstanding anything herein to the contrary, each Holder shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or Founder Departure Repurchase Notice by delivery of a written notice of withdrawal to the Company in accordance with Section 15.03.

The Trustee shall promptly notify the Company of the receipt by it of any Repurchase Notice or written notice of withdrawal thereof.

No Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice with respect to any Notes may be delivered and no Note may be surrendered for repurchase pursuant to this Section 15.01 by a Holder thereof to the extent such Holder has also delivered a Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice with respect to such Note in accordance with Section 15.01 and not validly withdrawn such Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice in accordance with Section 15.02.

(h) Notwithstanding the foregoing, no Notes may be repurchased by the Company at the option of the Holders on the Fundamental Change Repurchase Date or Founder Departure Repurchase Date if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such Fundamental Change Repurchase Date or Founder Departure Repurchase Date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price or Founder Departure Repurchase Price with respect to such Notes). The Trustee will promptly return to the respective Holders thereof any Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price or Founder Departure Repurchase Price with respect to such Notes) and, upon such return, the Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 15.02 Withdrawal of Founder Departure Repurchase Notice or Fundamental Change Repurchase Notice. (a) A Founder Departure Repurchase Notice or Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a duly completed written notice of withdrawal delivered to the Corporate Trust Office in accordance with this Section 15.02 at any time prior to the close of business on the second Business Day immediately preceding the Founder Departure Repurchase Date or prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date, as the case may be, specifying:

(i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted,

(ii) the certificate number of the Notes in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of such Note that remains subject to the original Founder Departure Repurchase Notice or Fundamental Change Repurchase Notice, as the case may be, which portion must be in principal amounts of US$1,000,000 or an integral multiple of US$1,000 in excess thereof;

Section 15.03 Deposit of Founder Departure Repurchase Price or Fundamental Change Repurchase Price. (a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 10:00 a.m., Singapore time, on the Founder Departure Repurchase Date or Fundamental Change Repurchase Date, as the case may be, an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Founder Departure Repurchase Price or Fundamental Change Repurchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not withdrawn in accordance with Section 15.02) will be made on the later of (i) the Founder Departure Repurchase Date or Fundamental Change Repurchase Date, as the case may be, (provided each Holder requesting such repurchase has satisfied the conditions in Section 15.01) and (ii) the time of the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by each such Holder thereof in the manner required by Section 15.01, by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register or, at the Holders’ option, pursuant to wire instructions provided by each Holder to the Company on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or Founder Departure Repurchase Date, as applicable. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Founder Departure Repurchase Price or Fundamental Change Repurchase Price, as the case may be.

(b) If by 10:00 a.m., Singapore time, on the Founder Departure Repurchase Date or Fundamental Change Repurchase Date, as the case may be, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Founder Departure Repurchase Date or Fundamental Change Repurchase Date, as the case may be, then, with respect to the Notes that have been properly surrendered for repurchase and not validly withdrawn, on such Founder Departure Repurchase Date or Fundamental Change Repurchase Date, as the case may be, (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Founder Departure Repurchase Price or Fundamental Change Repurchase Price, as the case may be).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 15.01 or Section 15.02, the Company shall execute and instruct the Trustee who shall authenticate and deliver to the relevant Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 15.04 Covenant to Comply with Applicable Laws Upon Repurchase of Notes. In connection with any repurchase offer, the Company will, if required, comply with all U.S. federal and state securities laws in connection with any offer by the Company to repurchase the Notes so as to permit the rights and obligations under this Article 15 to be exercised in the time and in the manner specified in this Article 15.

ARTICLE 16

NO REDEMPTION

Section 16.01 No Redemption. The Notes shall not be redeemable by the Company prior to the Maturity Date, and no sinking fund is provided for the Notes.

ARTICLE 17

MISCELLANEOUS PROVISIONS

Section 17.01 Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 17.02 Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 17.03 Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to MakeMyTrip Limited, J-6/11A, DLF Phase II, Gurgaon, Haryana, India, Attention: Deep Kalra. Any notice, direction, request or demand hereunder to or upon the Trustee shall be given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to The Bank of New York Mellon, Singapore Branch, One Temasek Avenue, #03-01 Millenia Tower, Singapore 039192, Facsimile No.: +65-68830338, Attention: Corporate Trust—MakeMyTrip Limited.

The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 17.04 Governing Law; Jurisdiction. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby (i) irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues, (ii) waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with the Notes, this Indenture or the transactions contemplated therein and herein brought in any such court, (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iv) subject to Section 17.05, agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 17.03.

Section 17.05 Submission to Jurisdiction; Service of Process. The Company irrevocably appoints MakeMyTrip Inc. as its authorized agent in the Borough of Manhattan, New York City, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to 60 East 42nd Street, Suite 411, New York, NY 10165, U.S.A., shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for so long as any Note remains outstanding. If for any reason such agent shall cease to be such agent for service of process, the Company shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to each of the Holders a copy of the new agent’s acceptance of that appointment within ten Business Days of such acceptance. Nothing herein shall affect the right of the Trustee, any Agent or any Holders to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the Company in any other court of competent jurisdiction. To the extent that the Company has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations hereunder.

Section 17.06 Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall, if requested by the Trustee, furnish to the Trustee an Officers’ Certificate stating that such action is permitted by the terms of this Indenture.

Each Officers’ Certificate provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officers’ Certificates provided for in Section 4.08) shall include (a) a statement that the person making such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture.

Notwithstanding anything to the contrary in this Section 17.06, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to, or entitled to request, such Opinion of Counsel.

Section 17.07 Legal Holidays. In any case where any Interest Payment Date, Fundamental Change Repurchase Date, Founder Departure Repurchase Date, Conversion Date or Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 17.08 No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 17.09 Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Conversion Agent, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 17.10 Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 17.11 Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 17.12 Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 17.13 Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 17.14 Force Majeure. In no event shall the Trustee or the Agents be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee or the Agents, as the case may be, shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 17.15 Calculations. Except as otherwise provided herein, the Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the Ordinary Shares, accrued interest payable on the Notes, the number of Additional Ordinary Shares to be added to the Conversion Rate upon a Make-Whole Fundamental Change, if any, and the Conversion Rate of the Notes, the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on the Holders. The Company shall provide a schedule of its calculations to each of the Trustee, the Paying Agent and the Conversion Agent, and each of the Trustee, the Paying Agent and the Conversion Agent is entitled to rely conclusively and without liability upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the Company’s calculations to any Holder of Notes upon the request of that Holder at the sole cost and expense of the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

MAKEMYTRIP LIMITED

By:	/s/ Mohit Kabra
Name: Mohit Kabra
Title: Group Chief Financial Officer

THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH

By:	/s/ Thomas Scollon
Name: Thomas Scollon
Title: Vice President

EXHIBIT A

FORM OF NOTE

CONVERTIBLE NOTE

THIS SECURITY AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

THIS NOTE AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS. PRIOR TO THE EXPIRATION OF 40 DAYS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THIS SECURITY AND THE LATEST CLOSING DATE (THE “DISTRIBUTION COMPLIANCE PERIOD”), THIS SECURITY AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION HEREOF MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT

(1) TO MAKEMYTRIP LIMITED (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF;

(2) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 UNDER THE SECURITIES ACT;

(3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OF THE COMPANY THAT COVERS THE RESALE OF THIS SECURITY OR ORDINARY SHARES;

(4) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(5) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

EACH HOLDER, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

CONVERTIBLE NOTE

US$	[ ]

Subject to the terms and conditions of this Convertible Note (the “Note” and, together with all other 4.25% Convertible Notes due 2021 issued under the Indenture (as defined below), the “Notes”), for good and valuable consideration received, MakeMyTrip Limited, a public company incorporated under the Laws of Mauritius with limited liability (the “Company”), promises to pay to the order of [                ] (such party and any transferee, a “Holder”), the principal amount of US$[                ], plus accrued and unpaid interest thereon at the rate provided below, on January 14, 2021 (the “Maturity Date”), or such earlier or later date as may be otherwise provided herein, unless the outstanding principal, together with accrued interest, is settled in accordance with ARTICLE 3 of the Note.

[The Note is issued pursuant to, subject to the provisions of and in accordance with, the Convertible Note Purchase Agreement, dated January 7, 2016 (the “Purchase Agreement”), between the Company and the Holder.]

The Note is issued under and pursuant to an Indenture between the Company and The Bank of New York Mellon, Singapore Branch, as trustee, dated as of January 14, 2016 (the “Indenture”).

Capitalized terms used and not defined herein shall have the meaning set forth in the Indenture.

The following is a statement of the rights of the Holder of the Note and the terms and conditions to which the Note is subject, and to which the Holder hereof, by the acceptance of the Note, agrees:

ARTICLE 1

DEFINITIONS

“Additional Ordinary Shares” shall have the meaning ascribed to such term in Section 4.1(a).

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, State of New York, Singapore, Mauritius, Shanghai, Hong Kong or New Delhi are required by Law to be closed.

“Capital Stock” means for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.

“Clause A Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“Clause B Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“Clause C Distribution” shall have the meaning ascribed to such term in Section 4.2(c).

“close of business” means 5:00 P.M., Singapore time.

“Common Equity” of any Person means ordinary share capital or common stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company” shall have the meaning ascribed to such term in the Preamble.

“Conversion Date” shall have the meaning ascribed to such term in Section 3.3.

“Conversion Notice” shall have the meaning ascribed to such term in Section 3.3.

“Conversion Rate” shall have the meaning ascribed to such term in Section 3.2.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on this Note (including, without limitation, the Fundamental Change Repurchase Price or Founder Departure Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Distributed Property” shall have the meaning ascribed to such term in Section 4.2(c).

“Effective Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Event of Default” shall have the meaning ascribed to such term in Section 2.4.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ex-Dividend Date” means the first date on which the Ordinary Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of the Ordinary Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Expiring Rights” means any rights, options or warrants to purchase Ordinary Shares that expire on or prior to the Maturity Date.

“Founder” shall have the meaning ascribed to such term in Section 5.2.

“Founder Departure” shall have the meaning ascribed to such term in Section 5.2.

“Founder Departure Company Notice” shall have the meaning ascribed to such term in Section 5.5.

“Founder Departure Repurchase Date” shall have the meaning ascribed to such term in Section 5.2.

“Founder Departure Repurchase Notice” shall have the meaning ascribed to such term in Section 5.3.

“Founder Departure Repurchase Price” shall have the meaning ascribed to such term in Section 5.2.

“Fundamental Change” shall be deemed to have occurred at the time after the Note is originally issued if any of the following occurs:

(a)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries and the employee benefit plans of the Company and its Subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of the Company’s Common Equity;

(b)	the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares will be converted into cash, securities or other assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than one of the Company’s Subsidiaries; provided, however, that a transaction described in clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction shall not be a Fundamental Change pursuant to this clause (b);

(c)	the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(d)	the Ordinary Shares (or other Common Equity in respect of Common Equity into which the Notes are convertible) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or NASDAQ (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (a) or (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by holders of the Ordinary Shares, excluding cash payments for fractional Ordinary Shares, in connection with such transaction or transactions consists of shares of Common Equity, Ordinary Shares in respect of Common Equity, depositary receipts or other certificates representing Common Equity that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or NASDAQ (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional Ordinary Shares.

“Fundamental Change Company Notice” shall have the meaning ascribed to such term in Section 5.4.

“Fundamental Change Repurchase Date” shall have the meaning ascribed to such term in Section 5.1.

“Fundamental Change Repurchase Notice” shall have the meaning ascribed to such term in Section 5.3(a).

“Fundamental Change Repurchase Price” shall have the meaning ascribed to such term in Section 5.1.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Holder” as applied to any Note, or other similar terms, shall mean any Person in whose name at the time a particular Note is registered on the Note Register, including [                ], or any transferee.

“Indenture” shall have the meaning ascribed to such term in the Preamble.

“Interest Payment Date” means January 14 and July 14 of each year, beginning on July 14, 2016.

“Last Reported Sale Price” of the Ordinary Shares on any date means the closing sale price per Ordinary Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the NASDAQ (or the principal U.S. national or regional securities exchange on which the Ordinary Shares are traded). If the Ordinary Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the Ordinary Shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Ordinary Shares are not so quoted, the “Last Reported Sale Price” shall be the average of the midpoint of the last bid and ask prices for the Ordinary Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Make-Whole Fundamental Change” means (A) any transaction or event described in clauses (a), (b) or (d) of the definition of Fundamental Change set forth above after giving effect to any exceptions to or exclusions from such definition, including in the proviso immediately succeeding clause (d) of the definition thereof, but without regard to the proviso in clause (b) of the definition thereof); (B) the resignation, removal or other forms of departure of either Mr. Deep Kalra or Mr. Rajesh Magow from any of the executive officer positions he holds within the Company or any of the Company’s Subsidiaries without the prior written consent of the Holders of a majority of the aggregate principal amount of the outstanding Notes; or (C) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Subsidiaries and the employee benefit plans of the Company and its Subsidiaries, becoming the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing no less than 45% and no more than 50% of the voting power of the Company’s Common Equity resulting in the Company being consolidated into the financial statements of such “person” or “group” prepared under United States Generally Accepted Accounting Principles shall also constitute a Make-Whole Fundamental Change.

“Maturity Date” shall have the meaning ascribed to such term in the Preamble.

“Merger Event” shall have the meaning ascribed to such term in Section 4.3.

“NASDAQ” means the NASDAQ Global Market.

“Note” shall have the meaning ascribed to such term in the Preamble.

“Note Register” shall have the meaning ascribed to such term in Section 11.3(a).

“Note Registrar” shall have the meaning ascribed to such term in Section 11.3(a).

“open of business” means 9:00 A.M., Singapore time.

“Ordinary Shares” means ordinary shares of the Company, par value US$0.0005 per ordinary share, at the date of this Note, subject to Section 4.3.

“Ordinary Share Price” shall have the meaning ascribed to such term in Section 4.1(c).

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

[“Purchase Agreement” shall have the meaning ascribed to such term in the Preamble.]

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Ordinary Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Ordinary Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of security holders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

“Reference Property” and “unit of Reference Property” have the meanings ascribed thereto in Section 4.3.

“Regular Record Date” means, with respect to any Interest Payment Date, January 1 or July 1 (whether or not such day is a Business Day) immediately preceding the applicable Interest Payment Date.

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“Spin-Off” shall have the meaning ascribed to such term in Section 4.2(c).

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one (1) or more subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity”, whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with IFRS, or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Trading Day” means a day on which (i) trading in the Ordinary Shares (or other Company security for which a closing sale price must be determined) generally occurs on the NASDAQ or, if the Ordinary Shares (or such other security) are not then listed on the NASDAQ, on the principal other U.S. national or regional securities exchange on which the Ordinary Shares (or such other security) are then listed or, if the Ordinary Shares (or such other security) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Ordinary Shares (or such other security) are then traded and (ii) a Last Reported Sale Price for the Ordinary Shares (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Ordinary Shares (or such other security) are not so listed or traded, “Trading Day” means a Business Day.

“Trigger Event” shall have the meaning ascribed to such term in Section 4.2(c).

“Trustee” means The Bank of New York Mellon, Singapore Branch, a national banking association.

“U.S.” means United States.

“US$” or “$” means the United States dollar, the lawful currency of the United States of America.

“Valuation Period” shall have the meaning ascribed to such term in Section 4.2(c).

ARTICLE 2

INTEREST; PAYMENTS; DEFAULTS

2.1 Interest Rate. The principal amount outstanding under the Note shall bear interest at a rate of 4.25% per annum or the maximum rate permissible by Law, whichever is less, up to but excluding the Maturity Date or such earlier or later time as the principal becomes due and payable hereunder, whether through redemption upon an Event of Default or otherwise. Interest on the Note shall accrue annually from and including [                        ] or from the most recent date on which interest has been paid for or duly provided for. Interest shall be payable semiannually in arrears on each Interest Payment Date. Accrued interest on the Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month.

2.2 Payment. All amounts payable on or in respect of the Note shall be paid to the Holder in U.S. dollars, in immediately available funds on the date that any principal or interest payment is due and payable hereunder. The Company shall make, or cause to be made, such payments of the unpaid principal amount of the Note, together with accrued and unpaid interest thereon, on each such date to the Holder by wire transfer of immediately available funds for the account of the Holder as shown in the Note Register on such payment date. If any such payment date or the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

2.3 Seniority. The Note ranks senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Note, equal in right of payment to any of the Company’s existing and future indebtedness and other liabilities of the Company that are not so subordinated, junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all future indebtedness incurred by the Company’s Subsidiaries and their other liabilities (including trade payables).

2.4 Events of Default. For purposes of the Note, an “Event of Default” shall be deemed to have occurred if any of the following events occur, whatever the reason or cause for such Event of Default and whether it is voluntary or involuntary or is effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority or otherwise:

(a) Failure to Pay Principal. The Company defaults in the payment of principal of the Note when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise;

(b) Failure to Pay Interest. The Company defaults in the payment of interest when any such interest payment becomes due and payable and the default continues for a period of 30 calendar days;

(c) Breach of Certain Notice Obligations. The Company fails for a period of five Business Days to issue a Fundamental Change Company Notice in accordance with Section 5.4 or a Founder Departure Company Notice in accordance with Section 5.5 or notice of a Make-Whole Fundamental Change in accordance with Section 4.1(a), in each case, when due;

(d) Breach of Conversion Obligation. The Company fails to comply with its obligation to convert all or a portion of the Note in accordance with ARTICLE 3 upon the Holder’s exercise of its conversion rights and such failure continues for a period of five Business Days;

(e) Breach of ARTICLE 7. The Company fails to comply with its obligations under ARTICLE 7;

(f) Breach of Other Obligations. The Company fails for 60 calendar days after written notice from the Trustee or by the Trustee at the request of the Holders of at least 25% in aggregate principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes;

(g) Cross Default. Any default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$5 million (or the foreign currency equivalent thereof) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (A) resulting in such indebtedness becoming or being declared due and payable or (B) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(h) Adverse Judgment. A final judgment for the payment of US$5 million (or the foreign currency equivalent thereof) or more (excluding any amounts covered by insurance) is rendered against the Company or any Significant Subsidiary of the Company, which judgment is not paid, bonded or otherwise discharged or stayed within 60 calendar days after the earlier of (i) the date on which the right to appeal thereof has expired if no such appeal has commenced and (ii) the date on which all rights to appeal have been extinguished;

(i) Bankruptcy. The Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or all or substantially all of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(j) Involuntary Proceedings. An involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or all or substantially all of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive calendar days.

2.5 Consequences of Event of Default.

(a) Upon the occurrence of an Event of Default, the Company shall promptly deliver written notice thereof to the Holder. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority), then, and in each and every such case (other than an Event of Default specified in Section 2.4(i) or Section 2.4(j) with respect to the Company or any of its Significant Subsidiaries), unless the principal of all of the Notes shall have already become due and payable, the Trustee may by notice in writing to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding may by notice in writing to the Company and to the Trustee may, and the Trustee at the request of such Holders accompanied by security and/or indemnity reasonably satisfactory to the Trustee shall, declare 100% of the outstanding principal of, and accrued and unpaid interest on, the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. If an Event of Default specified in Section 2.4(i) or Section 2.4(j) with respect to the Company or any of its Significant Subsidiaries occurs and is continuing, 100% of the outstanding principal of, and accrued and unpaid interest on, the Note shall become and shall automatically be immediately due and payable without any action on the part of the Holder.

(b) Subsection (a) above, however, is subject to the conditions that if, at any time after the outstanding principal of the Note shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Holder a sum sufficient to pay installments of accrued and unpaid interest upon the Note and the outstanding principal of the Note that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable Law, and on such principal at the rate per annum borne by the Note plus one percent), and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under the Indenture, other than the nonpayment of the principal of and accrued and unpaid interest on the Note that shall have become due solely by such acceleration, shall have been cured or waived, then and in every such case the Holder, by written notice to the Company, may waive all default or Events of Default with respect to the Note and rescind and annul such declaration and its consequences and such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Note; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Event of Default, or shall impair any right consequent thereon.

2.6 Defaulted Amounts. Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at 5.00%, subject to the enforceability thereof under applicable Law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company to the Holder by wire transfer of immediately available funds pursuant to the procedures set forth in the Indenture.

ARTICLE 3

CONVERSION

3.1 Conversion by Holder. Subject to and upon compliance with the provisions of this ARTICLE 3, the Holder shall have the right from time to time, at the Holder’s option, to convert all or any portion of the Note to the Company’s fully paid Ordinary Shares at any time prior to the close of business on the second Business Day immediately preceding the Maturity Date.

3.2 Conversion Price; Conversion Rate. Subject to adjustments as provided in ARTICLE 4, the initial conversion price shall be US$21.45 per Ordinary Share, representing an initial conversion rate of 46.62 Ordinary Shares (the “Conversion Rate”) per US$1,000 principal amount of the Note.

3.3 Conversion Procedure; Settlement Upon Conversion.

(a) Subject to Section 3.3(c), this Note shall be deemed to have been converted on the Business Day (the “Conversion Date”) that the Holder has delivered a duly completed irrevocable written notice (the “Conversion Notice”) and the Note for cancellation to the conversion agent (as specified in the Indenture). Within three Business Days after the delivery of the Note and the Conversion Notice to the Conversion Agent pursuant to Section 3.1 above, the Company shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to Section 3.1, (ii) if required by applicable Law, deliver to the Holder certificate(s) representing the number of Ordinary Shares delivered upon each such conversion and (iii) subject to Section 3.3(c), cancel (or cause the cancellation of) the Note. No Conversion Notice may be delivered and the Note may not be surrendered by a Holder for conversion thereof if the Holder has also delivered a Fundamental Change Repurchase Notice or a Founder Departure Repurchase Notice to the Conversion Agent in respect of the Note and not validly withdrawn such Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice in accordance with ARTICLE 5.

(b) The Company shall not issue any fractional Ordinary Share upon conversion of the Note and shall instead pay cash in lieu of any fractional Ordinary Share deliverable upon conversion based on the Last Reported Sale Price of the Ordinary Shares on the relevant Conversion Date.

(c) In the event the Holder surrenders this Note pursuant to Section 3.3(a) for partial conversion, the Company shall, in addition to cancelling (or causing the cancellation of) the Note upon such surrender, execute and deliver, or procure to be delivered, to the Holder a new note in authorized denominations and in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(d) If the Holder submits the Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issuance of the Ordinary Shares upon such conversion of the Note, unless the tax is due because the Holder requests such Ordinary Shares to be issued in a name other than the Holder’s name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the Ordinary Shares being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(e) The Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Company’s settlement of each conversion pursuant to this ARTICLE 3 shall be deemed to satisfy in full its obligation to pay the principal amount of the Note converted and accrued and unpaid interest thereon, if any, to, but not including, the relevant Conversion Date. As a result, such accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, if this Note is converted after the close of business on a Regular Record Date, the Holder of such notes as of the close of business on such Regular Record Date will receive the full amount of interest payable on the Note on the corresponding Interest Payment Date notwithstanding the pending conversion for so long as it remains a holder of the Note and there remains outstanding principal. Any issuance of Ordinary Shares upon conversion of the Note during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Note; provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date, (2) if the Company has specified a Fundamental Change Repurchase Date or a Founder Departure Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date or (3) to the extent of any Defaulted Amounts, if any Defaulted Amounts exist at the time of conversion with respect to such Note.

(f) Except as provided in Section 4.2, no adjustment shall be made for dividends on any Ordinary Shares issued upon any conversion of this Note as provided in this ARTICLE 3.

ARTICLE 4

ADJUSTMENTS

4.1 Increased Conversion Rate Applicable in Connection with Make-Whole Fundamental Change.

(a) If a Make-Whole Fundamental Change occurs prior to the Maturity Date and the Holder elects to convert this Note in connection with such Make-Whole Fundamental Change, the Company shall, under the circumstances described below, increase the Conversion Rate by a number of additional Ordinary Shares (the “Additional Ordinary Shares”) as described below. A conversion of this Note shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Conversion Notice is received by the Company from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the second Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change). The Company shall provide written notice to the Holder of the Effective Date of any Make-Whole Fundamental Change.

(b) Upon surrender of this Note for conversion in connection with a Make-Whole Fundamental Change, the Company shall cause to be delivered Ordinary Shares, including the Additional Ordinary Shares, in accordance with Section 3.3; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of the Note following the Effective Date of such Make-Whole Fundamental Change, such conversion shall be calculated based solely on the Ordinary Share Price for the transaction and shall be deemed to be an amount of cash per US$1,000 principal amount of the converted Note equal to the Conversion Rate (including any adjustment for Additional Ordinary Shares), multiplied by such Ordinary Share Price.

(c) The number of Additional Ordinary Shares, if any, by which the Conversion Rate shall be increased shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (the “Effective Date”) and the price (the “Ordinary Share Price”) paid (or deemed to be paid) per Ordinary Share in the Make-Whole Fundamental Change. If the holders of the Ordinary Shares receive in exchange for their Ordinary Shares only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Ordinary Share Price shall be the cash amount paid per Ordinary Share. Otherwise, the Ordinary Share Price shall be the average of the Last Reported Sale Prices of the Ordinary Shares over the five Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change.

(d) The Ordinary Share Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Note is otherwise adjusted. The adjusted Ordinary Share Prices shall equal the Ordinary Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Ordinary Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Ordinary Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 4.2.

(e) The following table sets forth the number of Additional Ordinary Shares to be received per US$1,000 principal amount of the Note pursuant to this Section 4.1 for each Ordinary Share Price and Effective Date set forth below:

Effective Date	Ordinary Share Price
	$16.50	$19.00	$21.45	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
1/14/2016	13.9860	10.7721	8.7249	6.8296	5.2570	4.2937	3.6320	2.7596	2.1962	1.6385	1.0827
1/14/2017	13.9860	9.7300	7.6559	5.8284	4.4063	3.5797	3.0260	2.3036	1.8375	1.3756	0.9147
1/14/2018	13.9860	8.6868	6.5161	4.7328	3.4773	2.8054	2.3715	1.8106	1.4482	1.0879	0.7281
1/14/2019	13.9860	7.6263	5.2359	3.4764	2.4370	1.9546	1.6560	1.2702	1.0187	0.7679	0.5172
1/14/2020	13.9860	6.5268	3.6424	1.9368	1.2607	1.0180	0.8690	0.6704	0.5390	0.4076	0.2762
1/14/2021	13.9860	6.0116	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Ordinary Share Prices and Effective Dates may not be set forth in the table above, in which case:

(i) if the Ordinary Share Price is between two Ordinary Share Prices in the table above or the Effective Date is between two Effective Dates in the table, the number of Additional Ordinary Shares shall be determined by a straight-line interpolation between the number of Additional Ordinary Shares set forth for the higher and lower Ordinary Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii) if the Ordinary Share Price is greater than US$100.00 per Ordinary Share (subject to adjustment in the same manner as the Ordinary Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), the number of Additional Ordinary Shares shall be determined by linear extrapolation of the decrease in the number of Additional Ordinary Shares between the Ordinary Share Prices of the 2nd highest price in the table and highest price in the table; and

(iii) if the Ordinary Share Price is less than US$16.50 per Ordinary Share (subject to adjustment in the same manner as the Ordinary Share Prices set forth in the column headings of the table above pursuant to subsection (d) above), the number of Additional Ordinary Shares shall be determined by linear extrapolation of the increase in the number of Additional Ordinary Shares between the Ordinary Share Prices of the 2nd lowest price in the table and lowest price in the table.

(f) Nothing in this Section 4.1 shall prevent an adjustment to the Conversion Rate pursuant to Section 4.2.

(g) Whenever any provision of this Note requires the Company to calculate the Last Reported Sale Prices or the Ordinary Share Price for purposes of a Make-Whole Fundamental Change over a span of multiple days, the Board of Directors shall make appropriate adjustments to each account for any adjustment to the Conversion Rate that becomes effective pursuant to Section 4.2, or any event requiring an adjustment to the Conversion Rate pursuant to Section 4.2 where the Record Date, effective date or expiration date, as the case may be, of the event occurs, at any time during the period when such Last Reported Sale Prices or Ordinary Share Prices are to be calculated.

4.2 Adjustment of Conversion Rate.

The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if the Holder participates (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of the Ordinary Shares and solely as a result of holding the Note, in any of the transactions described in this Section 4.2, without having to convert the Note, as if it held a number of Ordinary Shares equal to the Conversion Rate, multiplied by the principal amount of the Note held by the Holder. Neither the Trustee nor the Conversion Agent shall have any responsibility to monitor the accuracy of any calculation to adjustment of the Conversion Rate and the same shall be conclusive and binding on the Holders, absent manifest error. Notice of such adjustment to the Conversion Rate shall be given by the Company promptly to the Holders, the Trustee and the Paying Agent and Conversion Agent and shall be conclusive and binding on the Holders, absent manifest error.

(a) If the Company exclusively issues Ordinary Shares as a dividend or distribution on the Ordinary Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares of such dividend or distribution, or immediately prior to the close of business on the effective date of such share split or share combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date or immediately after the close of business on such effective date, as applicable;
OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date or immediately prior to the close of business on such effective date, as applicable; and
OS1	=	the number of Ordinary Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 4.2(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 4.2(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b) If the Company issues to all or substantially all holders of the Ordinary Shares any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Ordinary Shares at a price per Ordinary Share that is less than the average of the Last Reported Sale Prices of the Ordinary Shares, for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such issuance;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the close of business on such Record Date;

X	=	the total number of Ordinary Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Ordinary Shares equal to (i) the aggregate price payable to exercise such rights, options or warrants, divided by (ii) the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 4.2(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such issuance. To the extent that Ordinary Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Ordinary Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such the Record Date for the Ordinary Shares for such issuance had not occurred.

For purposes of this Section 4.2(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Ordinary Shares at a price per Ordinary Share that is less than such average of the Last Reported Sale Prices of the Ordinary Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such Ordinary Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Ordinary Shares, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 4.2(a) or Section 4.2(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 4.2(d), and (iii) Spin-Offs as to which the provisions set forth below in this Section 4.2(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities of the Company, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding Ordinary Share on the Record Date for the Ordinary Shares for such distribution.

Any increase made under the portion of this Section 4.2(c) above shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, in respect of each US$1,000 principal amount thereof, at the same time and upon the same terms as holders of the Ordinary Shares receive the Distributed Property, the amount and kind of Distributed Property the Holder would have received if the Holder owned a number of Ordinary Shares equal to the Conversion Rate in effect on the Record Date for the Ordinary Shares for the distribution.

With respect to an adjustment pursuant to this Section 4.2(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR1	=	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0	=	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Ordinary Shares applicable to one Ordinary Share (determined by reference to the definition of Last Reported Sale Price as if references therein to the Ordinary Shares were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the Valuation Period.

The adjustment to the Conversion Rate under the preceding paragraph shall occur on the last Trading Day of the Valuation Period; provided that in respect of any conversion during the Valuation Period, references in the portion of this Section 4.2(c) related to Spin-Offs to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Conversion Date in determining the Conversion Rate.

For purposes of this Section 4.2(c) (and subject in all respect to Section 4.2(f)), rights, options or warrants distributed by the Company to all holders of the Ordinary Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Ordinary Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Ordinary Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 4.2(c) (and no adjustment to the Conversion Rate under this Section 4.2(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 4.2(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Note, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 4.2(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per Ordinary Share redemption or purchase price received by a holder or holders of Ordinary Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Ordinary Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 4.2(a), Section 4.2(b) and this Section 4.2(c), any dividend or distribution to which this Section 4.2(c) is applicable that also includes one or both of:

(A) a dividend or distribution of Ordinary Shares to which Section 4.2(a) is applicable (the “Clause A Distribution”); or

(B) a dividend or distribution of rights, options or warrants to which Section 4.2(b) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 4.2(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 4.2(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 4.2(a) and Section 4.2(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Ordinary Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date or immediately after the open of business on such effective date, as applicable” within the meaning of Section 4.2(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 4.2(b).

(d) If any cash dividend or distribution is made to all or substantially all holders of the Ordinary Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for the Ordinary Shares for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on such Record Date;

SP0	=	the Last Reported Sale Price of the Ordinary Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per Ordinary Share the Company distributes to all or substantially all holders of the Ordinary Shares.

Any increase pursuant to this Section 4.2(d) shall become effective immediately after the close of business on the Record Date for the Ordinary Shares for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, the Holder shall receive, for each US$1,000 principal amount of the Note, at the same time and upon the same terms as holders of the Ordinary Shares, the amount of cash that the Holder would have received if the Holder owned a number of Ordinary Shares equal to the Conversion Rate on the Record Date for the Ordinary Shares for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries make a payment in respect of a tender or exchange offer for the Ordinary Shares, to the extent that the cash and value of any other consideration included in the payment per Ordinary Share exceeds the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Ordinary Shares purchased in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Ordinary Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the average of the Last Reported Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 4.2(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 Trading Days immediately following, and including, the expiration date of any tender or exchange offer, references in this Section 4.2(e) with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date of such tender or exchange offer to, and including, the Conversion Date in determining the Conversion Rate. No adjustment to the Conversion Rate under this Section 4.2(e) shall be made if such adjustment would result in a decrease in the Conversion Rate.

(f) To the extent that the Company has a rights plan in effect upon any conversion of the Note, each Ordinary Share delivered upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Ordinary Shares delivered upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion, the rights have separated from the Ordinary Shares in accordance with the provisions of the applicable stockholder rights plan, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Ordinary Shares Distributed Property as provided in Section 4.2(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

(g) Notwithstanding this Section 4.2 or any other provision of this Note, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date, and the Holder has converted the Note on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of the Ordinary Shares as of the related Conversion Date as described under Section 4.2(j) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 4.2, the Conversion Rate adjustment relating to such Ex-Dividend Date shall not be made for the Holder. Instead, the Holder shall be treated as if the Holder were the record owner of the Ordinary Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(h) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares or the right to purchase Ordinary Shares or such convertible or exchangeable securities.

(i) In addition to those adjustments required by subsections (a), (b), (c), (d) and (e) of this Section 4.2, and to the extent permitted by applicable Law and subject to the applicable rules of the NASDAQ and any other securities exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Board of Directors determines that such increase would be in the Company’s best interest, and the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of the Ordinary Shares or rights to purchase Ordinary Shares in connection with a dividend or distribution of Ordinary Shares (or rights to acquire Ordinary Shares) or similar event.

(j) Notwithstanding anything to the contrary in this Section 4.2, the Conversion Rate shall not be adjusted:

(i) upon the issuance of any Ordinary Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Ordinary Shares under any plan;

(ii) upon the issuance of any Ordinary Shares or options or rights to purchase those Ordinary Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

(iii) upon the issuance of any Ordinary Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date this Note was first issued;

(iv) upon the repurchase of any Ordinary Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the type described in Section 4.2(e) above, including structured or derivative transactions;

(v) solely for a change in the par value of the Ordinary Shares; or

(vi) for accrued and unpaid interest, if any.

(k) All calculations and other determinations under this Section 4.2 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of an Ordinary Share.

(l) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall promptly prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the Holder.

(m) For purposes of this ARTICLE 4, the number of Ordinary Shares at any time outstanding shall not include Ordinary Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Ordinary Shares held in the treasury of the Company, but shall include Ordinary Shares issuable in respect of scrip certificates issued in lieu of fractions of Ordinary Shares.

(n) For purposes of this Section 4.2, the “effective date” means the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

4.3 Effect of Recapitalizations, Reclassifications and Changes of the Ordinary Shares.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination),

(ii) any consolidation, merger, combination or similar transaction involving the Company,

(iii) any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety; or

(iv) any statutory share exchange,

in each case, as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute an amendment to this Note providing that, at and after the effective time of such Merger Event, the right to convert the Note shall be changed into a right to convert the Note into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Ordinary Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Ordinary Share is entitled to receive) upon such Merger Event; provided, however, that at and after the effective time of the Merger Event the number of Ordinary Shares otherwise deliverable upon any conversion of the Note in accordance with ARTICLE 3 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Ordinary Shares would have been entitled to receive in such Merger Event.

If the Merger Event causes the Ordinary Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of holder election), then (i) the Reference Property into which the Note will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares that affirmatively make such an election, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Ordinary Share. The Company shall provide written notice to the Holder of such weighted average as soon as practicable after such determination is made.

Such amendment described in the second immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is practicable to the adjustments provided for in this ARTICLE 4 (it being understood that no such adjustments shall be required with respect to any portion of the Reference Property that does not consist of shares of Common Equity (however evidenced) or depositary receipts in respect thereof). If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Company or the successor or purchasing Person, as the case may be, in such Merger Event, then such other Person shall also execute such amendment, and such amendment shall contain such additional provisions to protect the interests of the Holder, including, as appropriate, the rights of the Holder to require the Company to repurchase this Note upon a Fundamental Change or Founder Departure pursuant to ARTICLE 5 as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

(b) The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 4.3. None of the foregoing provisions shall affect the right of the Holder to convert this Note into Ordinary Shares as set forth in ARTICLE 3 prior to the effective date of such Merger Event.

(c) The above provisions of this Section 4.3 shall similarly apply to successive Merger Events.

4.4 No Adjustment. Notwithstanding anything herein to the contrary, except with respect to share consolidations pursuant to Section 4.2(a), no adjustment under this ARTICLE 4 shall be required to be made to the Conversion Rate if the Company receives written notice from the Holder that no such adjustment is required. The Company may, nonetheless, choose to make such adjustment if required under the applicable Law or as determined by the Board of Directors.

4.5 Certain Covenants.

(a) The Company covenants that all Ordinary Shares delivered upon any conversion of this Note will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company covenants that if any Ordinary Shares to be provided for the purpose of any conversion of this Note require registration with or approval of any Governmental Authority under any Law before such Ordinary Shares may be validly issued upon conversion, the Company will, to the extent then permitted by applicable Law, secure such registration or approval, as the case may be.

(c) The Company further covenants that, for as long as the Ordinary Shares are listed on the NASDAQ or any other national securities exchange or automated quotation system, the Company will list and keep listed, so long as the Ordinary Shares shall be so listed on such exchange or automated quotation system, any Ordinary Shares deliverable upon any conversion of this Note.

(d) The Company further covenants to take all actions and obtain all approvals and registrations required with respect to any conversion of this Note into Ordinary Shares. The Company shall ensure that Ordinary Shares can be delivered in accordance with the terms of this Note upon any conversion hereunder. In addition, the Company further covenants to provide each of the Holders with a reasonably detailed description of the mechanics for the delivery of Ordinary Shares upon any conversion of this Note upon request.

(e) The parties hereto acknowledge and agree that the Holder may only resell the Note, the Ordinary Shares delivered upon conversion of all or any portion of the Note pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities Laws.

4.6 Notice for Certain Actions. In case of any (a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 4.2, (b) Merger Event or (c) voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries, then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Note), the Company shall deliver a written notice the Holder, as promptly as possible but in any event at least 20 calendar days prior to the applicable date hereinafter specified, stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Ordinary Shares of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up.

ARTICLE 5

REPURCHASE AT OPTION OF THE HOLDER

5.1 Option of the Holder. If a Fundamental Change occurs at any time, the Holder shall have the right, at its option, to require the Company to repurchase for cash all of the Note or any portion thereof that is equal to at least US$[                ] or such lesser amount then held by the Holder on the date (the “Fundamental Change Repurchase Date”) notified in writing by the Company as set forth in Section 5.3 that is not less than 20 Business Days or more than 35 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to the Holder as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Note to be repurchased pursuant to this ARTICLE 5.

5.2 Option of the Holder Upon Founder Departure. If, at any time prior to January 22, 2019, either Mr. Deep Kalra or Mr. Rajesh Magow (each, a “Founder”) resigns, is removed from or otherwise departs from any of the executive officer positions he holds within the Company or any of the Company’s Subsidiaries (such resignation, removal or departure, a “Founder Departure”) without the prior written consent of the Holders of a majority of the aggregate principal amount of the outstanding Notes, beginning on January 22, 2019, the Holders shall have the right, at its option, to require the Company to repurchase for cash all of the Notes or any portion thereof that is equal to at least US$[                ] or such lesser amount then held by the Holder, for once only, on the date that is ten Business Days after January 22, 2019 (the “Founder Departure Repurchase Date”), at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Founder Departure Repurchase Date (the “Founder Departure Repurchase Price”).

5.3 Delivery of Notice and the Note by the Holder.

(a) Repurchases of Note under this ARTICLE 5 shall be made, at the option of the Holder thereof, upon: (i) delivery by the Holder to the Trustee of (A) a duly completed notice, in the form attached hereto as Exhibit A (the “Fundamental Change Repurchase Notice”), on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or (B) a duly completed notice, in the form attached hereto as Exhibit B (the “Founder Departure Repurchase Notice”), on or before the close of business on the second Business Day immediately preceding the Founder Departure Repurchase Date; and (ii) delivery of the Note to the Company at any time after delivery of the Fundamental Change Repurchase Notice or the Founder Departure Repurchase Notice, as applicable (together with all necessary endorsements for transfer), such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price, as applicable, therefor.

(b) Each Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice delivered pursuant to this Section 5.3(a) shall state (a) the portion of the principal amount of the Note to be repurchased, which must be at least US$[                ] or such lesser amount then held by the Holder and (ii) that the Note is to be repurchased by the Company pursuant to the applicable provisions of this Note.

(c) Notwithstanding anything herein to the contrary, the Holder shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice or Founder Departure Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or Founder Departure Repurchase Notice by delivery of a written notice of withdrawal to the Company in accordance with Section 5.7.

5.4 Fundamental Change Company Notice. On or before the 20th calendar day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to the Trustee and the Holders a written notice (the “Fundamental Change Company Notice”) by first class mail of the occurrence of the effective date of the Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. Each Fundamental Change Company Notice shall specify:

(a) the events causing the Fundamental Change;

(b) the date of the Fundamental Change;

(c) the last date on which the Holders may exercise the repurchase right pursuant to this ARTICLE 5;

(d) the Fundamental Change Repurchase Price;

(e) the Fundamental Change Repurchase Date;

(f) if applicable, the Conversion Rate and any adjustments to the Conversion Rate;

(g) that the Notes may be converted by a Holder only if any Fundamental Change Repurchase Notice that has been delivered by the Holders has been withdrawn in accordance with the terms of the Notes; and

(h) the procedures that the Holder must follow to require the Company to repurchase the Note.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s repurchase rights or affect the validity of the proceedings for the repurchase of the Note pursuant to this ARTICLE 5.

Founder Departure Company Notice. On or before the 20th calendar day after the occurrence of the effective date of a Founder Departure, the Company shall provide to the Trustee and the Holders a written notice (the “Founder Departure Company Notice”) by first class mail of the occurrence of the effective date of the Founder Departure and of the repurchase right at the option of the Holders arising as a result thereof. Each Founder Departure Company Notice shall specify:

(a) the name(s) of the Founder(s) who has resigned, been removed from or otherwise departed from any of the positions he holds within the Company or any of the Company’s Subsidiaries;

(b) the effective date of such resignation, removal or departure;

(c) that the Note may be converted by a Holder only if any Founder Departure Repurchase Notice that has been delivered by the Holder has been withdrawn in accordance with the terms of the Notes;

(d) the Founder Departure Repurchase Date;

(e) the Founder Departure Repurchase Price; and

(f) the procedures that the Holder must follow to require the Company to repurchase the Note.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holder’s repurchase rights or affect the validity of the proceedings for the repurchase of the Note pursuant to this ARTICLE 5.

5.6 No Repurchase in the Event of Acceleration. Notwithstanding the foregoing, the Note may not be repurchased by the Company on any date at the option of the Holder upon a Fundamental Change or a Founder Departure if the principal amount of the Note has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by the Company in the payment of the Fundamental Change Repurchase Price or a Founder Departure Repurchase Price with respect to the Note).

5.7 Withdrawal of Fundamental Change Repurchase Notice or Founder Departure Notice. A Fundamental Change Repurchase Notice or a Founder Departure Repurchase Notice may be withdrawn (in whole or in part) by means of a duly completed written notice of withdrawal delivered to the Company in accordance with this Section 5.7 at any time prior to the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or Founder Departure Repurchase Date, specifying (a) the principal amount of the Note with respect to which such notice of withdrawal is being submitted and (b) the principal amount, if any, of the Note that remains subject to the original Fundamental Change Repurchase Notice or the original Founder Departure Repurchase Notice, as the case may be, which portion must be in principal amounts of US$1,000,000 or an integral multiple of US$1,000 in excess thereof.

5.8 Payment of Fundamental Change Repurchase Price or Founder Departure Repurchase Price.

(a) On or prior to 10:00 a.m., Singapore time, on the Fundamental Change Repurchase Date or the Founder Departure Repurchase Date, the Company shall set aside, segregate and hold in trust for the benefit of the Holder an amount of money sufficient to repurchase the applicable portion of the Note to be repurchased at the appropriate Fundamental Change Repurchase Price or the Founder Departure Repurchase Price. Payment for the applicable portion of the Note surrendered for repurchase (and not withdrawn in accordance with Section 5.7) will be made on the later of (i) the Fundamental Change Repurchase Date or the Founder Departure Repurchase Date, as applicable (provided the Holder has satisfied the conditions in this ARTICLE 5) and (ii) the time of delivery of the applicable portion of the Note by the Holder to the Company in the manner required by Section 5.3, by mailing checks for the amount payable to the Holder or, at the Holder’s option, pursuant to wire instructions provided by the Holder to the Company on or before the close of business on the second Business Day immediately preceding the Fundamental Change Repurchase Date or the Founder Departure Repurchase Date, as applicable.

(b) If by 10:00 a.m., Singapore time, on the Fundamental Change Repurchase Date or Founder Departure Repurchase Date, as applicable, the Company holds money sufficient to make payment on the applicable portion of the Note to be repurchased on such Fundamental Change Repurchase Date or Founder Departure Repurchase Date, then, with respect to the applicable portion of the Note that has been properly surrendered for repurchase and not validly withdrawn, on such Fundamental Change Repurchase Date or Founder Departure Repurchase Date, (i) such portion of the Note will cease to be outstanding, (ii) interest will cease to accrue on such portion of the Note and (iii) in the event the entire outstanding amount of the Note is surrendered by the Holder to be repurchased, all other rights of the Holder will terminate (other than the right to receive the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price).

(c) In the event a portion of the Note that is less than the entire outstanding amount is surrendered by the Holder to be repurchased, the Company shall execute and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note.

5.9 Covenant to Comply with Applicable Laws Upon Repurchase of the Note. In connection with any repurchase offer, the Company will, if required, comply with all federal and state securities Laws in connection with any offer by the Company to repurchase the Note so as to permit the rights and obligations under this ARTICLE 5 to be exercised in the time and in the manner specified in this ARTICLE 5.

5.10 Further Instruments and Acts. Upon request of the Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Note.

ARTICLE 6

COVENANTS

6.1 Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including, if applicable, the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price) of, and accrued and unpaid interest on, this Note at the respective times and in the manner provided herein.

Rule 144A Information Requirement. At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Note or any Ordinary Shares deliverable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly, upon written request, provide to the Holder or prospective purchaser of such Note or the Ordinary Shares deliverable upon conversion of the Note, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of the Note or Ordinary Shares pursuant to Rule 144A under the Securities Act. The Company shall take such further action as any Holder of the Note or such Ordinary Shares may reasonably request to the extent from time to time required to enable the Holder to sell the Note or Ordinary Shares in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time

Existence. The Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

No Withholding. All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to this Note, including, but not limited to, payments of principal (including, if applicable, the Fundamental Change Repurchase Price or the Founder Departure Repurchase Price), payments of interest and deliveries of Ordinary Shares (together with payments of cash for any fractional Ordinary Share) upon any conversion of the Note, shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident or doing” business or through which payment is made or deemed made (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by Law or by regulation or governmental policy having the force of Law. For the avoidance of doubt, in the event of such withholding or deduction, the Company shall not be obligated to pay any additional amounts.

6.5 Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury Law or other Law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Note; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such Law, and covenants that it will not, by resort to any such Law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such power as though no such Law had been enacted.

6.6 Compliance Certificates; Statements as to Defaults.

(a) The Company shall deliver to the Holder within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on March 31, 2016) an officer’s certificate stating that a review has been conducted of the Company’s activities under this Note and the Company has fulfilled its obligations hereunder, and whether the authorized officers thereof have knowledge of any Default by the Company that occurred during the previous year that is then continuing and, if so, specifying each such Default and the nature thereof.

(b) In addition, the Company shall deliver to the Holder, as soon as possible, and in any event within 30 days after the Company becomes aware of the occurrence of any Default if such Default is then continuing, an officer’s certificate setting forth the details of such Default, its status and the action that the Company is taking or proposing to take in respect thereof. The Holder shall have no responsibility to take any steps to ascertain whether any Event of Default or Default has occurred, and until the Holder has received an officer’s certificate regarding such an occurrence, the Holder is entitled to assume, without liability, that no Event of Default or Default has occurred.

ARTICLE 7

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

7.1 Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 7.2, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another Person, unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the Laws of the United States of America, any State thereof, the District of Columbia, the Cayman Islands, the British Virgin Islands, Mauritius, Bermuda or Hong Kong and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, all of the obligations of the Company under this Note; and

(b) immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing under the Indenture or this Note.

For purposes of this Section 7.1, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

7.2 Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company, by a duly executed amendment delivered to the Holder and satisfactory in form to the Holder, of the due and punctual payment of the principal of and accrued and unpaid interest on the Note, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Note and the due and punctual performance of all of the covenants and conditions of this Note to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause the Note to be signed and re-issued in its own name. The Note as so re-issued shall in all respects have the same legal rank and benefit as though it had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this ARTICLE 7 the Person named as the “Company” in the first paragraph of this Note (or any successor that shall thereafter have become such in the manner prescribed in this ARTICLE 7) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of this Note and from its obligations under this Note.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Note thereafter to be re-issued as may be appropriate.

ARTICLE 8

NO RIGHTS AS SHAREHOLDER PRIOR TO CONVERSION

For the avoidance of doubt, the Holder hereby acknowledges and agrees that it has not been conferred with any of the rights of a shareholder of the Company, including the right to vote as such, by any of the provisions hereof or any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, (b) to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), (c) to receive in-kind dividends or subscription rights or otherwise until the Note shall have been converted in whole and all Ordinary Shares issuable upon the whole conversion hereof shall have been issued, as provided for in the Note.

ARTICLE 9

CANCELLATION

After all amounts at any time owing on the Note have been paid in full or upon the conversion of the Note in full pursuant to ARTICLE 3, the Note shall be surrendered to the Company for cancellation and shall not be reissued.

ARTICLE 10

NO REDEMPTION

This Note shall not be redeemable by the Company prior to the Maturity Date, and no sinking fund is provided for this Note.

ARTICLE 11

MISCELLANEOUS

11.1 Termination of Rights. All rights under this Note shall terminate when (a) all amounts at any time owing on this Note have been paid in full or (ii) the Note is converted in full pursuant to the terms set forth in ARTICLE 3.

11.2 Notice. The provision of notice shall be made pursuant to the terms of the Indenture.

11.3 Transferability. This Note may be transferred, in whole or in part, at any time by Holder to a qualified institutional buyer in a transaction complying with Rule 144A under the Securities Act or pursuant to any other available exemption from registration under the Securities Act.

(a) The Company shall cause to be kept a register (the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Note and of transfers of the Note. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Company shall also appoint a note registrar (the “Note Registrar”) for the purpose of registering the Note and transfers of the Note as herein provided. The entries in the Note Register shall be deemed conclusive absent manifest error, and the Company shall treat each Person whose name is recorded in the Note Register pursuant to the terms hereof as a Holder hereunder for all purposes.

(b) Upon surrender for registration of transfer of the Note to the Note Registrar, and satisfaction of the applicable requirements for such transfer, the Company shall execute, and the Note Registrar shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required.

(c) All Notes presented or surrendered for registration of transfer shall (if so required by the Company or the Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and the Note Registrar and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

(d) No service charge shall be imposed by the Company or the Note Registrar for any registration of transfer of the Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new Note issued upon such registration of transfer being different from the name of the Holder of the old Note surrendered for registration of transfer.

(e) Neither the Company nor the Note Registrar shall be required to register a transfer of (i) any Note surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion, in accordance with ARTICLE 3 or (ii) any Note, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with ARTICLE 5.

(f) Any Note issued upon any registration of transfer of the Note in accordance herewith shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits hereunder as the Note surrendered upon such registration of transfer.

11.4 Governing Law; Selection of Forum; Submission to Jurisdiction; Service of Process.

(a) THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. The Company irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Note or the transactions contemplated herein shall be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby (i) irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues, (ii) waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Note or the transactions contemplated herein brought in any such court, (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iv) subject to Section 11.4(b), agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.2.

(b) The Company irrevocably appoints MakeMyTrip Inc. as its authorized agent in the Borough of Manhattan, New York City, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to 60 East 42nd Street, Suite 411, New York, NY 10165, U.S.A., shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for so long as any Note remains outstanding. If for any reason such agent shall cease to be such agent for service of process, the Company shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Holder a copy of the new agent’s acceptance of that appointment within ten Business Days of such acceptance. Nothing herein shall affect the right of the Holder to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the Company in any other court of competent jurisdiction. To the extent that the Company has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations hereunder .

11.5 Delays or Omissions. No delay or failure by any party to insist on the strict performance of any provision of the Note, or to exercise any power, right or remedy, will be deemed a waiver or impairment of such performance, power, right or remedy or of any other provision of the Note, nor shall it be construed to be a waiver of any breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring.

11.6 Interpretation. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of the Note, no presumption or burden of proof or persuasion will be implied because the Note was prepared by or at the request of any party or its counsel.

11.7 Waiver of Jury Trial. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE[, THE PURCHASE AGREEMENT] OR THE TRANSACTIONS CONTEMPLATED HEREBY [OR THEREBY].

11.8 Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Note shall bind its successors and assigns whether so expressed or not.

11.9 Official Acts by Successor Corporation. Any act or proceeding by any provision of this Note authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Calculations. Except as otherwise provided herein, the Company shall be responsible for making all calculations called for under the Note. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the Ordinary Shares, accrued interest payable on the Note, the number of Additional Ordinary Shares to be added to the Conversion Rate upon a Make-Whole Fundamental Change, if any, and the Conversion Rate of the Note, the Founder Departure Repurchase Price and the Fundamental Change Repurchase Price. The Company shall make all these calculations in good faith and shall provide a schedule of its calculations to the Holder, and the Holder is entitled to rely conclusively and without liability upon the accuracy of the Company’s calculations without independent verification.

[The remainder of this page has been deliberately left blank]

IN WITNESS WHEREOF, the Company has caused the Note to be issued on the date first above written.

COMPANY:

MakeMyTrip Limited

By:
(Signature)

Name:
Title:

[Signature Page to Convertible Note]

CERTIFICATE OF AUTHENTICATION

Certified that the above-named holder is at the date hereof entered in the Note Register as the Holder of the above-mentioned principal amount of this Note.

THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH

By:
Name:
Title:
Dated:

EXHIBIT B

FORM OF AUTHORIZATION CERTIFICATE

I, [Name], [Title], acting on behalf of MakeMyTrip Limited (the “Company”) hereby certify that:

(A) the persons listed below are (i) authorized Officers of the Company for purposes of the Indenture (the “Indenture”) dated as of January 14, 2016 between the Company and The Bank of New York Mellon, Singapore Branch, as trustee, (ii) duly elected or appointed, qualified and acting as the holder of the respective office or offices set forth opposite their names and (iii) the duly authorized persons who executed or will execute the Indenture and the Notes by their manual or facsimile signatures and were at the time of such execution, duly elected or appointed, qualified and acting as the holder of the offices set forth opposite their names;

(B) each signature appearing below is the person’s genuine signature; and

(C) attached hereto as Schedule I is a true, correct and complete specimen of the certificates representing the Notes.

Name	Title	Signature

B-1

IN WITNESS WHEREOF, I have hereunto executed and delivered this certificate on behalf of the Company as of the date indicated.

Dated:

[Name]

By:
Name:
Title:

B-2

EXHIBIT C

FORM OF ASSIGNMENT AND TRANSFER

[FORM OF ASSIGNMENT AND TRANSFER]

For value received                      hereby sell(s), assign(s) and transfer(s) unto              (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints              attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Note, the undersigned confirms that such Note is being transferred:

☐  To MakeMyTrip Limited or a subsidiary thereof; or

☐  Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or

☐  Pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (“Rule 144A”), and the undersigned confirms that the undersigned reasonably believes that the transferee of such Note is a “qualified institutional buyer” (within the meaning of Rule 144A) that is purchasing for its own account or for the account of another qualified institutional buyer and the undersigned has provided such transferee notice that the transfer is being made in reliance on Rule 144A; or

☐  Outside the United States in accordance with Regulation S under the Securities Act of 1933, as amended; or

☐  Pursuant to and in compliance with Rule 144 or another exemption under the Securities Act of 1933, as amended (if available).

The undersigned confirms that it has informed the transferee that, unless and until the transferee is notified by the Company that the restrictive legend on the transferred Note has been removed from such security, the transferee will not offer, sell, pledge or otherwise transfer the Note (or securities represented by such Note) except in accordance with the restrictions set forth in that legend and any applicable securities laws of the United States and any state hereof.

C-1

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatsoever.

C-2

EXHIBIT D

FORM OF CONVERSION NOTICE

[FORM OF NOTICE OF CONVERSION]

To:	MAKEMYTRIP LIMITED

THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH, as CONVERSION AGENT

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is US$1,000,000 principal amount or an integral multiple of US$1,000 in excess thereof) below designated, into Ordinary Shares in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and any Ordinary Shares deliverable upon such conversion, together with any cash payable for any Fractional Ordinary Share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Ordinary Shares or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 14.02(d) and Section 14.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note.

[The undersigned further certifies:

1. The undersigned acknowledges (and if the undersigned is acting for the account of another person, that person has confirmed that it acknowledges) that the Ordinary Shares received upon conversion of this Note (or securities represented thereby) have not been and are not expected to be registered under the Securities Act.

2. The undersigned further certifies that either:

(a) The undersigned is, and at the time Ordinary Shares are delivered in conversion of its Notes will be, the holder of the Ordinary Shares represented thereby, and (i) the undersigned is not a U.S. person (as defined in Regulation S under the Act) and is located outside the United States (within the meaning of Regulation S) and acquired, or have agreed to acquire and will have acquired, the Notes being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) the undersigned is not in the business of buying and selling securities.

OR

(b) The undersigned is a broker-dealer acting on behalf of its customer; its customer has confirmed to the undersigned that it is, and at the time Ordinary Shares are delivered in conversion of our Notes will be, the holder of the Ordinary Shares, and (i) it is not a U.S. person (as defined in Regulation S under the Act) and it is located outside the United States (within the meaning of Regulation S and acquired, or have agreed to acquire and will have acquired, the Notes being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Notes being converted from the Company or any affiliate thereof in the initial distribution of the Notes.

OR

(c) The undersigned is a qualified institutional buyer (as defined in Rule 144A under the Act) acting for its own account or for the account of one or more qualified institutional buyers and the undersigned is (or such account or accounts are) the sole beneficial owner(s) of the Ordinary Shares to be received upon conversion of the Notes.

3. The undersigned acknowledges that if the undersigned (and any such other account) is or becomes an Affiliate of the Company, the Ordinary Shares would be “restricted securities” under the Act.

4. The undersigned agrees (and if the undersigned is acting for the account of another person, that person has confirmed that it agrees) that, unless and until the undersigned (or such other account) is notified by the Depositary that the restrictive legend on the Ordinary Shares has been removed from such security, the undersigned (and such other account) will not offer, sell, pledge or otherwise transfer the Ordinary Shares (or securities represented by such Ordinary Shares ) except in accordance with the restrictions set forth in that legend and any applicable securities laws of the United States and any state thereof.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange
Commission Rule 17Ad-15 if Ordinary Shares are to be issued, or Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of Ordinary Shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)
Please print name and address

Principal amount to be converted (if less than all): US$ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatsoever.

Social Security or Other Taxpayer Identification Number

EXHIBIT E

FORM OF INFORMATION REQUIRED FROM NEW NOTE HOLDERS

[date]

To:

The Bank of New York Mellon, Singapore Branch (the “Trustee”)

One Temasek Avenue

#03-01 Millenia Tower

Singapore 039192

Attention: Corporate Trust – MakeMyTrip Limited

Re:	Purchaser	Registered Account [Bank, Account number and Bank Address]	Registered Address	Principal Amount of Notes

MakeMyTrip Limited Definitive Note No. 1 US$[        ] 4.25% Convertible Notes due 2021

E-1

By:
Name:
Title:

E-2

EXHIBIT F

NOTEHOLDER INCUMBENCY CERTIFICATE

To:

The Bank of New York Mellon, Singapore Branch (the “Trustee”)

One Temasek Avenue

#03-01 Millenia Tower

Singapore 039192

Attention: Corporate Trust – MakeMyTrip Limited

The undersigned,		being the
	(name of person)		(title)

of [    ] (the “Noteholder”) does hereby certify that (1) the individuals listed below are qualified and acting officers of the Noteholder, (2) the signature appearing opposite the name of each such officer is a true specimen of the genuine signature of such officer, and (3) such individuals have the authority to execute documents to be delivered to, or upon the request of The Bank of New York Mellon, Singapore Branch in connection with the Definitive Note No. 1 US$[        ] 4.25% Convertible Notes due 2021 of MakeMyTrip Limited.

Name	Title	Specimen Signature	Phone Number for Callback

F-1

OR FOR A NOTEHOLDER WHO IS AN INDIVIDUAL

The undersigned              [name of witness] does hereby certify that the signature below is a true specimen of the genuine signature of the individual listed below and such individual has the authority to executed documents to be delivered to, or upon the request of The Bank of New York Mellon, Singapore Branch in connection with the Definitive Note No. 1 US$[        ] 4.25% Convertible Notes due 2021 of MakeMyTrip

Name	Title	Specimen Signature	Phone Number for Callback

Limited.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this certificate as of             , 20     .

By:

Name:

Title:

F-2

EXHIBIT G

FORM OF AUTHENTICATION ORDER

[            ], 20[    ]

The Bank of New York Mellon, Singapore Branch (the “Trustee”)

One Temasek Avenue

#03-01 Millenia Tower

Singapore 039192

Attention: Corporate Trust – MakeMyTrip Limited

Re: Authentication Order to the Trustee relating to Definitive Note No. [    ] US$[●] 4.25% Convertible Notes due 2021

Ladies and Gentlemen:

Pursuant to the provisions of Section 2.04 (Execution, Authentication and Delivery of the Notes) of the Indenture (the “Indenture”) dated as of January 14, 2016 between MakeMyTrip Limited (the “Company”) and you, as Trustee, relating to the Company’s 4.25% Convertible Notes due 2021, the Company hereby delivers to you a definitive note no. 1 (the “Note”) in the aggregate principal amount of US$[●] for the benefit of Ctrip.com Limited. Interest on the Note will accrue from and including January 14, 2016. The interest payment dates in respect of the Note are January 14 and July 14 of each year. The principal amount of the Note will be repaid on January 14, 2021, or such earlier or later date as may be otherwise provided in the Note.

You are hereby instructed to authenticate the Definitive Note No. [    ] in the initial aggregate principal amount of US$[●] and to deliver the Note to Ctrip.com International, Ltd. as the registered holder thereof by courier within three business days from the date hereof at the following address:

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

Attention:    Chief Strategy Officer

Capitalized terms used but not defined herein have the meaning given to such terms in the Indenture.

[Signature Page Follows]

G-1

MAKEMYTRIP LIMITED

By:
Name:
Title:

G-2

Acknowledged by:

THE BANK OF NEW YORK MELLON, SINGAPORE BRANCH as Trustee

By:
Name:
Title:

G-3